Reg. No.333-
            -----
        811-1704

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                                 FORM N-14
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                   FEDERATED AMERICAN LEADERS FUND, INC.
             (Exact Name of Registrant as Specified in Charter)

                              (412) 288-1900
                     (Area Code and Telephone Number)

                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                 (Address of Principal Executive Offices)

                        JOHN W. MCGONIGLE, ESQUIRE
                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                  (Name and Address of Agent for Service)

                                Copies to:

Byron F. Bowman, Esquire             Matthew G. Maloney, Esquire
Senior Corporate Counsel             Dickstein Shapiro Morin & Oshinsky LLP
Federated Investors                  2101 L Street, N.W.
Federated Investors Tower            Washington, D.C.  20037
Pittsburgh, PA 15222


It is proposed that this filing will become effective on April 23, 1997 pursuant to Rule 488. (Approximate Date of Proposed Public Offering).

Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940 that it elects to register an indefinite amount of securities under the Securities Act of 1933 and filed the Notice required by that Rule for Registrant's fiscal year ended March 31, 1996 on May 15, 1996.
Accordingly, no filing fee is submitted herewith.



                           CROSS REFERENCE SHEET
          PURSUANT TO ITEM 1(A) OF FORM N-14 SHOWING LOCATION IN
              PROSPECTUS OF INFORMATION REQUIRED BY FORM N-14


Item of Part A of Form N-14 and Caption or Location in
Caption                         Prospectus

1.Beginning of Registration
  Statement and Outside Front   Cross Reference Sheet;
  Cover Page of Prospectus      Cover Page

2.Beginning and Outside Back
  Cover Page of Prospectus      Table of Contents

3.Fee Table, Synopsis Information       Summary of Expenses; Summary;
  and Risk Factors              Risk Factors

4.Information About the         Information About the
  Transaction                   Reorganization

5.Information About the         Information About the Federated
  Registrant                    Fund and the Penn Square Fund

6.Information About the         Information About the Federated Fund
  Company Being Acquired        and the Penn Square Fund

7.Voting Information            Voting Information

8.Interest of Certain Persons
  and Experts                   Not Applicable

9.Additional Information
  Required for Reoffering by
  Persons Deemed to be
  Underwriters                  Not Applicable




                          PENN SQUARE MUTUAL FUND
                            2650 WESTVIEW DRIVE
                           WYOMISSING, PA  19610

Dear Shareholders:
        The Board of Trustees and management of Penn Square Mutual Fund (the `Penn Square Fund'') are pleased to submit for your vote a proposal for the tax-free transfer of all the assets of the Penn Square Fund to Federated American Leaders Fund, Inc. (the `Federated Fund''), a mutual fund advised by Federated Advisers. The Federated Fund has an investment objective similar to that of the Penn Square Fund in that it seeks growth of capital and income by concentrating on the area of investment decision in the securities of high quality companies. As part of the transaction, holders of shares in the Penn Square Fund would receive shares of the Federated Fund equal in value to their shares in the Penn Square Fund and the Penn Square Fund would be liquidated. Shareholders would not have to pay a sales charge upon receiving such shares, nor would they be subject to any contingent deferred sales charges in connection with the exercise of exchange rights or redemptions of such shares. Further, William Penn fund group shareholders who were invested as of November 30, 1988, will not be charged a sales charge for future purchases made in any Federated Fund, provided the account has remained open since that date.
        The Board of Trustees of the Penn Square Fund, as well as Penn Square Management Corporation, the Penn Square Fund's manager and distributor, believe the proposed agreement and plan of reorganization is in the best interests of Penn Square Fund shareholders for the following reasons:
        -- The Federated Fund has an investment objective similar to that of the Penn Square Fund and offers an investment portfolio which seeks growth of capital and income by concentrating in the area of investment decision in the securities of high quality companies.
        -- The Federated Fund offers competitive performance and comparable expense ratios.
        -- As an investor in the Federated Fund, shareholders would have access to a dramatically expanded array of investment alternatives in the Federated retail family of funds.
        -- Federated Investors also has an excellent reputation for customer servicing, having received a #1 rating for the last five surveys in a row by DALBAR, Inc. The shareholder services for the Federated funds include advanced technological systems that result in quick shareholder access to a broad spectrum of information, and efficient routing of telephone calls to the appropriate person.
        The Federated Fund is managed by Federated Advisers, a subsidiary of Federated Investors. Federated Investors was founded in 1955 and is located in Pittsburgh, Pennsylvania. Federated Advisers and other subsidiaries of Federated Investors serve as investment advisers to a number of investment companies and private accounts. With over $110 billion invested across more than 300 funds under management and/or administration by its subsidiaries, Federated Investors is one of the largest mutual fund investment managers in the United States. With more than 2,000 employees, Federated continues to be led by the family management who founded the company in 1955. Federated funds are presently at work in and through 4,500 financial institutions nationwide.
        We believe the transfer of the Penn Square Fund's assets in this transaction presents an exciting investment opportunity for our shareholders. Your vote on the transaction is critical to its success.
The transfer will be effected only if approved by a majority of all of the Penn Square Fund's outstanding shares on the record date voted in person or represented by proxy. We hope you share our enthusiasm and will participate by casting your vote in person, or by proxy if you are unable to attend the meeting. Please read the enclosed prospectus/proxy statement carefully before you vote.
        THE BOARD OF TRUSTEES BELIEVES THAT THE TRANSACTION IS IN THE BEST INTERESTS OF THE PENN SQUARE FUND AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ITS APPROVAL.
        Thank you for your prompt attention and participation.
                              Sincerely,



                              James E. Jordan
                              President

                          PENN SQUARE MUTUAL FUND
                            2650 WESTVIEW DRIVE
                           WYOMISSING, PA  19610

                NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS



                TO SHAREHOLDERS OF PENN SQUARE MUTUAL FUND:
     A Special Meeting of Shareholders of Penn Square Mutual Fund (the `Penn Square Fund'') will be held at 9:00 a.m. (general meeting) and 11:00 a.m. (Fund meeting) on May 29,1997 at: Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, for the following purposes:
     1. To approve or disapprove a proposed Agreement and Plan of Reorganization between the Penn Square Fund and Federated American Leaders Fund, Inc. (the `Federated Fund''), whereby the Federated Fund would acquire all of the assets and assume certain liabilities of the Penn Square Fund in exchange for the Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the Penn Square Fund to the holders of its Class A Shares and Class C Shares respectively in complete liquidation of the Penn Square Fund; and
     2. To transact such other business as may properly come before the meeting or any adjournment thereof.

                              By Order of the Board of Trustees,



Dated:  [                            ]  Sandra J. Houck
                              Secretary

        Shareholders of record at the close of business on [          ],
are entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card. Your vote is important.

TO SECURE THE LARGEST POSSIBLE REPRESENTATION AND TO SAVE THE EXPENSE OF FURTHER MAILINGS, PLEASE MARK YOUR PROXY CARD, SIGN IT, AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME AT OR BEFORE THE MEETING OR VOTE IN PERSON IF YOU ATTEND THE MEETING.


                        PROSPECTUS/PROXY STATEMENT
                             [              ]
                       Acquisition of the Assets of
                          PENN SQUARE MUTUAL FUND
                            2650 Westview Drive
                           Wyomissing, PA  19610
                     Telephone Number:  1-800-523-8440
        By and in exchange for Class A Shares and Class C Shares of
                   FEDERATED AMERICAN LEADERS FUND, INC.
                         Federated Investors Tower
                   Pittsburgh, Pennsylvania  15222-3779
                     Telephone Number:  1-800-341-7400

        This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Reorganization (the "Plan") whereby Federated American Leaders Fund, Inc., a Maryland corporation (the `Federated Fund''), would acquire all of the assets and assume certain liabilities of Penn Square Mutual Fund (the `Penn Square Fund''), a Pennsylvania common-law trust, in exchange for the Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the Penn Square Fund to the holders of its Class A Shares and Class C Shares, respectively, in complete liquidation of the Penn Square Fund. As a result of the Plan, each shareholder of the Penn Square Fund will become the owner of the corresponding Federated Fund's Class A Shares and Class C Shares having a total net asset value equal to the total net asset value of his or her holdings in the Penn Square Fund's Class A Shares and Class C Shares.
        THE BOARD OF TRUSTEES OF THE PENN SQUARE FUND UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.
        The shares of each of the Federated Fund and the Penn Square Fund represent interests in separate open-end, diversified management investment companies. The Federated Fund's investment objective is to seek growth of capital and of income by concentrating in the area of investment decision in the securities of high quality companies. The Penn Square Fund's primary investment objective is long-term capital growth from a diversified portfolio of securities, consisting for the most part of blue chip common stocks. The realization of current income is a secondary consideration although an important one. For a comparison of the investment policies of the Federated Fund and the Penn Square Fund, see "Summary - Investment Objectives, Policies and Limitations."
        This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about the Federated Fund that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the Prospectus of the Federated Fund dated May 31, 1996, which is incorporated herein by reference. Statements of Additional Information for the Federated Fund dated May 31, 1996 (relating to the Federated Fund's Prospectus of the same
date) and [            ], 1997 (relating to this Prospectus/Proxy
           ------------
Statement), the Annual Report to Shareholders dated March 31, 1996, and Semi-Annual Report to Shareholders dated September 30, 1996, all containing additional information, have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information, the Annual Report, and the Semi-Annual Report may be obtained without charge by writing or calling the Federated Fund at the address and telephone number shown above.
THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Penn Square Management Corp.


                             TABLE OF CONTENTS

                                                      Page No.
Summary of Expenses.......................................
Summary...................................................
  About the Proposed Reorganization ......................
  Investment Objectives, Policies and Limitations ........
  Advisory and Other Fees ................................
  Distribution Arrangements ..............................
  Purchase, Exchange and Redemption Procedures ...........
  Dividends ..............................................
  Tax Consequences .......................................
Risk Factors..............................................
Information About the Reorganization......................
  Background and Reasons for the Proposed Reorganization . Agreement Among Penn Square Management Corporation,
   The William Penn Company and Federated ................
  Description of the Plan of Reorganization ..............
  Description of Federated Fund Shares ...................
  Federal Income Tax Consequences ........................
  Comparative Information on Shareholder Rights and Obligations
  Capitalization .........................................
Information About the Federated Fund and the Penn Square Fund
  Federated American Leaders Fund, Inc. ..................
  Penn Square Mutual Fund ................................
Voting Information........................................
  Outstanding Shares and Voting Requirements .............
  Dissenter's Right of Appraisal .........................
Other Matters and Discretion of Persons Named in the Proxy
Agreement and Plan of Reorganization -- Exhibit A.........



                            SUMMARY OF EXPENSES
                             (CLASS A SHARES)


                                                             Penn Square       Pro Forma
                                         Federated Fund         Fund          Combined
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)     5.50%(1)           4.75%            5.50%(1)
Maximum Sales Charge Imposed on
  Reinvested Dividends (as a percentage of
  offering price)                         None               None             None
Contingent Deferred Sales Charge
  (as a percentage of original purchase
  price or redemption proceeds,
   as applicable)                         0.00%(2)           None             0.00%(2)
Redemption Fee (as a percentage of
  amount redeemed, if applicable)(3)      None               None             None
Exchange Fee                              None               None             None


ANNUAL OPERATING EXPENSES
(As a percentage of average net assets)
(after expense reimbursements or waivers)
Management Fee                0.65%        0.65%        0.63%
12b-1 Fee(4)                  None         0.13%        None
Total Other Expenses(5)       0.51%        0.18%        0.45%
          Total Operating Expenses(6)      1.16%        0.96%    1.08%

(1) This sales charge would not be applicable to Class A Shares of the Federated Fund acquired through the proposed reorganization, or to Penn Square Fund invested as of November 30, 1988, for future purchases of any of the Federated Funds provided the account remains open.

(2) Class A Shares purchased with the proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales charge and not distributed by Federated Securities Corp. and not charged a sales charge but may be charged a contingent deferred sales charge of 0.50 of 1% for redemptions made within one full year of purchase. For a more complete description, see `Summary - Distribution Arrangements.'' This contingent deferred sales charge would not be applicable to Class A Shares of the Federated Fund acquired through the proposed reorganization.

(3) Wire-transferred redemptions of Class A Shares of the Federated Fund of less than $5,000 may be subject to additional fees. A $10.00 fee will be charged for certain redemptions of Penn Square Fund shares by wire transfer.

(4) With respect to the Penn Square Fund, the 12b-1 fee has been reduced to reflect the voluntary waiver; the maximum 12b-1 fee for Class A Shares is 0.50%. The Federated Fund's Class A Shares have no 12b-1 fee.

(5) Total other expenses for the Federated Fund and the Pro Forma Combined Fund include a shareholder services fee of 0.18% and 0.00% for the Penn Square Fund. The shareholder services fee has been reduced to reflect the voluntary waiver of a portion of the shareholder services fee. The shareholder service provider can terminate this voluntary waiver at any time in its sole discretion. The maximum shareholder services fee is 0.25% for the Federated Fund and the Pro Forma Combined Fund and 0.50% for Penn Square Fund.

(6) The total operating expenses for Class A Shares of the Federated Fund are based on expenses expected during its fiscal year ending March 31, 1997. The total operating expenses were 1.16% for the fiscal year ended March 31, 1996, and would have been 1.23% absent the voluntary waiver of a portion of the shareholder services fee. The total operating expenses for the Penn Square Fund are based upon expenses incurred by the Penn Square Fund during its fiscal year ended December 31, 1996. The total operating expenses were 0.96% for the fiscal year ended December 31, 1996.
        The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of shares of each of the Federated Fund, the Penn Square Fund and the Pro Forma Combined Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."
EXAMPLES
        The Examples below are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The Examples assume payment of operating expenses at the levels set forth in the table above.
(1) This Example does not include sales charges or contingent deferred sales charges since such sales charges are not applicable to Federated Fund Class A Shares received as a result of the proposed reorganization.
An investor would pay the following expenses on a
$1,000 investment, assuming (1) 5% annual return and
(2) redemption at the end of each time period.  Expenses
would be the same if there were no redemption at the
end of each time period.           1 year 3 years 5 years10 years

Federated Fund                     $12    $37     $64    $141
Penn Square Fund                   $10    $31     $53    $118
Pro Forma Combined                 $11    $34     $60    $132

(2) This Example includes sales charges since Class A Shares purchased subsequent to the reorganization may be subject to sales charges. For a more complete description of sales charges, contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated May 31, 1996, and the Prospectus of the Penn Square Fund dated March 15, 1996, each of which is incorporated herein by reference thereto.

An investor would pay the following expenses
on a $1,000 investment, assuming (1) 5% annual
return and (2) redemption at the end of each time
period.  Expenses would be the same if there were
no redemption at the end of each time period.
                                 1 year    3 years   5 years  10 years
Federated Fund                   $66       $96       $115     $188
Penn Square Fund                 $57       $77       $98      $160
Pro Forma Combined               $65       $87       $111     $179

THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.
                            SUMMARY OF EXPENSES
                             (CLASS C SHARES)


                                                               Penn Square    Pro Forma
                                           Federated Fund         Fund        Combined
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)      None                None           None
Maximum Sales Charge Imposed on
  Reinvested Dividends (as a percentage of
  offering price)                          None                None           None
Contingent Deferred Sales Charge
  (as a percentage of original purchase
  price or redemption proceeds,
   as applicable)(1)                       1.00%               1.00%          1.00%
Redemption Fee (as a percentage of
  amount redeemed, if applicable)          None                None           None
Exchange Fee                               None                None           None


ANNUAL OPERATING EXPENSES
(As a percentage of average net assets)
(after expense reimbursements or waivers)
Management Fee                0.65%        0.65%        0.63%
12b-1 Fee                     0.75%        0.75%        0.75%
Total Other Expenses(2)       0.56%        0.53%        0.49%
          Total Operating Expenses(3)      1.96%        1.93%    1.87%

(1) The Contingent Deferred Sales Charge assessed is 1.00% of the lesser of the original purchase price or the net Asset Value of Shares redeemed within one year of their purchase date. For a more complete description, see `Summary -- Distribution Arrangement.''

(2) Total Other Expenses include a shareholder services fee of 0.25%.

(3) The total operating expenses for Class C Shares of the Federated Fund are based on expenses expected during its fiscal year ending March 31, 1997. The total operating expenses were 1.96% for the fiscal year ended March 31, 1996, and would have been 1.98% absent the voluntary waiver of a portion of the shareholder services fee. The total operating expenses for the Penn Square Fund are based upon estimates for fiscal year ending December 31, 1996. The total operating expenses were, 1.83% for fiscal year ended December 31, 1996.
        The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of shares of each of the Federated Fund, the Penn Square Fund and the Pro Forma Combined Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."
EXAMPLES
        The Examples below are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The Examples assume payment of operating expenses at the levels set forth in the table above.
(1) This Example does not include sales charges or contingent deferred sales charges since such sales charges are not applicable to Federated Fund Class C Shares received as a result of the proposed reorganization.



An investor would pay the following expenses on a
1,000 investment, assuming (1) 5% annual return and
(2) redemption at the end of each time period.  Expenses
would be the same if there were no redemption at the
end of each time period.
                                   1 year    3 years   5 years    10 years

Federated Fund                     $20       $62       $106       $229
Penn Square Fund                   $19       $58       $99        $215
Pro Forma Combined                 $19       $59       $101       $219

(2) This Example includes contingent deferred sales charges since Class C Shares purchased subsequent to the reorganization may be subject to a sales charge. For a more complete description of contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated May 31, 1996, and the Prospectus of the Penn Square Fund dated March 15, 1996, each of which is incorporated herein by reference thereto.

An investor would pay the following expenses
on a $1,000 investment, assuming (1) 5% annual
return and (2) redemption at the end of each time
period.                            1 year     3 years    5 years    10 years

Federated Fund                     $30        $62        $106        $229
Penn Square Fund                   $19        $58        $99         $215
Pro Forma Combined                 $29        $59        $101        $219


An investor would pay the following expenses
on a $1,000 investment, assuming (1) 5% annual
return and (2) no redemption at the end of each time
period.                            1 year    3 years    5 years   10 years

Federated Fund                     $20       $62        $106      $229
Penn Square Fund                   $19       $58        $99       $215
Pro Forma Combined                 $29       $59        $101      $219

THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. SUMMARY

        This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy
Statement, the Statement of Additional Information, dated [       ],
related to this Prospectus/Proxy Statement, the Prospectus of the Federated Fund dated May 31, 1996, the Statement of Additional Information of the Federated Fund dated May 31, 1996, the Prospectus of the Penn Square Fund dated March 15, 1996, the Statement of Additional Information of the Penn Square Fund dated March 15, 1996, and the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A all of which are incorporated herein by reference thereto.
About the Proposed Reorganization
        The Board of Trustees of the Penn Square Fund has voted unanimously to recommend to holders of the Class A Shares and Class C Shares of the Penn Square Fund the approval of the Plan whereby the Federated Fund would acquire all of the assets and assume certain liabilities of the Penn Square Fund's Class A Shares and Class C Shares in exchange for the corresponding Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the Penn Square Fund to holders of its Class A Shares and Class C Shres, respectively, in complete liquidation and dissolution of the Penn Square Fund (the "Reorganization"). As a result of the Reorganization, each shareholder of the Penn Square Fund Class A Shares and Class C Shares will become the owner of the Federated Fund's Class A Shares or Class C Shares, respectively, having a total net asset value equal to the total net asset value of his or her holdings in the Penn Square Fund on the date of the Reorganization, i.e., the Closing Date (as hereinafter defined).
        As a condition to the Reorganization transactions, the Federated Fund and the Penn Square Fund will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code of 1986, as amended (the `Code''), so that no gain or loss will be recognized by either the Federated Fund or the Penn Square Fund or the shareholders of the Penn Square Fund. The tax basis of the Federated Fund's corresponding Class A Shares and Class C Shares received by Penn Square Fund's Class A Shares and Class C Shares shareholders will be the same as the tax basis of their shares in the Penn Square Fund. After the acquisition is completed, the Penn Square Fund will be dissolved.
Investment Objectives, Policies and Limitations
        The investment objective of the Federated Fund is to seek growth of capital and of income by concentrating the area of investment decision in the securities of high quality companies. This investment objective may not be changed without the affirmative vote of a majority of the outstanding voting securities of the Federated Fund, as defined in the Investment Company Act of 1940, as amended (the `1940 Act'').
        The primary investment objective of the Penn Square Fund is long-term capital growth from a diversified portfolio of securities, consisting for the most part of blue chip common stocks. The realization of current income is a secondary consideration, although an important one. The investment objectives may not be changed without the affirmative vote of a majority of the outstanding voting securities of the Penn Square Fund, as defined in the 1940 Act.
        The Federated Fund invests at least 65% of its assets in a portfolio of securities issued by the 100 companies contained in `The Leaders List.'' ``The Leaders List'' is a trade name which represents a list of 100 blue chip companies selected by Federated Advisers principally on the basis of traditional research techniques and standards. Generally, portfolio selections are made utilizing fundamental analysis, with emphasis on earning power, financial condition, and valuation. The securities in which the Federated Fund invests include, but are not limited to: common and preferred stocks; domestic issues of corporate debt obligations rated, at the time of purchase, Baa or better by Moody's Investors Service, Inc. (`Moody's'') or BBB or better by Standard & Poor's Ratings Group (``S&P'') or Fitch Investors Services, Inc. (`Fitch'') or, if not rated, are determined by Federated Advisers to be of comparable quality; and warrants. In the event that a debt security which had an eligible rating when purchased is downgraded below investment grade, Federated Advisers will reassess whether the continued holding of the security is consistent with the Federated Fund's investment objective. The Federated Fund may enter into repurchase agreements, purchase illiquid securities (subject to a limit on all illiquid securities of 10% of net assets), and lend portfolio securities. If necessary for temporary defensive purposes, the Federated Fund may also hold cash and invest in U.S. Government securities. Unless otherwise designated, the investment policies of the Federated Fund may be changed by the Board of Directors without shareholder approval, although shareholders will be notified before any material change becomes effective.
        The investment universe for the Penn Square Fund is generally comprised of stocks in the Standard & Poor's 500 Stock Index. The Penn Square Fund usually buys only dividend paying stocks, and usually requires that the dividend yield of a stock at the time of purchase equal or exceed that of the S&P 500 at that time. The Penn Square Fund will generally not pay a multiple for earnings that exceed a company's expected earnings growth rate, and will generally not buy the stocks of companies whose long-term debt exceeds 35% of total capitalization. At times, the Penn Square Fund's assets may be invested for defensive purposes in bonds, preferred stocks, and other debt instruments, or in cash and cash equivalents. In order to enhance Penn Square Fund income, the Fund may sell covered-call options. When appropriate, the Penn Square Fund may purchase foreign securities through dollar-denominated American Depositary Receipts (`ADRs''). ADRs do not involve the same currency risks as securities denominated in foreign currency and are issued by domestic banks and publicly traded in the United States. Unless otherwise designated, the investment policies of the Penn Square Fund may be changed by the Board of Directors without shareholder approval.
        Both the Federated Fund and the Penn Square Fund are subject to certain investment limitations. For the Federated Fund, these include investment limitations which prohibit it from (1) borrowing money directly or through reverse repurchase agreements except, under certain circumstances, the Federated Fund may borrow up to 5% of the value of its total assets; (2) investing more than 5% of its total assets in securities of one issuer (except U.S. Government securities) or acquiring more than 10% of any class of voting securities of any one issuer; (3) investing more than 5% of its total assets in securities of issuers that have records of less than three years of continuous operations; or (4) purchasing restricted securities if immediately thereafter more than 15% of its net assets would be invested in such securities. The above investment limitations of the Federated Fund cannot be changed without shareholder approval.
        The Penn Square Fund may not: (1) sell short or buy on margin; (2) purchase or retain any common or preferred stock of an issuer if the Trustees together own more than 5% of any class of securities of such issuer; (3) purchase securities of any issuer if such purchase would cause more than 5% of the total assets at market to be invested in the securities of such issuer (other than obligations of the United States, its agencies and instrumentalities) of if such purchase, except temporarily in the event of a merger of a portfolio company, would cause more than 10% of any class of securities of such issuer to be held in the Fund's portfolio; (4) invest in companies for the purpose of exercising control of management; (5) buy or sell real estate except real estate investment trusts; (6) make loans to other persons (except by the purchase of bonds and other obligations constituting part of a public issue), or underwrite securities issued by others; (7) purchase the securities of any other investment company, except where such purchase is a part of a plan of merger or consolidation; (8) purchase securities of companies which including predecessors have not had a record of continuous operation for at least five years; (9) borrow money on behalf of the Fund or Trustees of the Fund; (10) invest more than 25% of its assets in any one industry; and (11) no member of the Investment Committee of the Fund may serve as a director, trustee, or officer of any issuer during such period that securities of said issuer are held in the Fund's portfolio. The above investment limitations of the Penn Square Fund cannot be changed without shareholder approval.
        In addition to the policies and limitations set forth above, both the Federated Fund and the Penn Square Fund are subject to certain additional investment policies and limitations, described in the Federated Fund's Statement of Additional Information dated May 31, 1996, and the Penn Square Fund's Statement of Additional Information dated March 15, 1996. Reference is hereby made to the Federated Fund's Prospectus and Statement of Additional Information, each dated May 31, 1996, and to the Penn Square Fund's Prospectus and Statement of Additional Information, each dated March 15, 1996, which set forth in full the investment objective, policies and investment limitations of each of the Federated Fund and the Penn Square Fund, all of which are incorporated herein by reference thereto.
Advisory and Other Fees
        The annual investment advisory fee for the Federated Fund is 0.55 of 1% of the Federated Fund's average daily net assets, plus 4.50% of the Federated Fund's gross income (excluding any capital gains or losses). The investment adviser to the Federated Fund, Federated Advisers, a subsidiary of Federated Investors, may voluntarily choose to waive a portion of its advisory fee or reimburse the Federated Fund for certain operating expenses. This voluntary reimbursement of expenses may be terminated by Federated Advisers at any time in its sole discretion. The maximum annual management fee for the Penn Square Fund is 0.65 of 1% of average daily net assets of the Penn Square Fund. The investment adviser of the Penn Square Fund is Penn Square Management Corporation. The adviser is a wholly owned subsidiary of The William Penn Company, New York, York.
        Federated Services Company, an affiliate of Federated Advisers, provides certain administrative personnel and services necessary to operate the Federated Fund at an annual rate based upon the average aggregate daily net assets of all funds advised by Federated Advisers and its affiliates. The rate charged is 0.15% on the first $250 million of all such funds' average aggregate daily net assets, 0.125% on the next $250 million, 0.10% on the next $250 million and 0.075% of all such funds' average aggregate daily net assets in excess of $750 million, with a minimum annual fee per portfolio of $125,000 plus $30,000 for each additional class of shares of any such portfolio. Federated Services Company may choose voluntarily to waive a portion of its fee. The administrative fee expense for the Federated Fund's fiscal year ended March 31, 1996, was $423,163,
representing an effective fee rate of    %.  Administrative personnel and
                                      ---
services necessary to operate the Penn Square Fund are currently provided by Penn Square Management Corporation and are included in the annual transfer agent fee for the Penn Square Fund.
        The Federated Fund has entered into a Shareholder Services Agreement under which it may make payments of up to 0.25% of the average daily net asset value of each of the Class A Shares and Class C Shares to obtain certain personal services for shareholders and the maintenance of shareholder accounts. The Shareholder Services Agreement provides that Federated Shareholder Services ("FSS"), an affiliate of Federated Advisers, either will perform shareholder services directly or will select financial institutions to perform such services. Financial institutions will receive fees based upon shares owned by their clients or customers. The schedule of such fees and the basis upon which such fees will be paid is determined from time to time by the Federated Fund and FSS.
        The total annual operating expenses for Class A Shares and Class C Shares of the Federated Fund were 1.16% and 1.96% respectively of average daily net assets (after waivers) for its most recent fiscal year. The total annual operating expenses for Class A Shares of the Penn Square Fund
were [    ]% and [  ]% respectively of average daily net assets (after expense reimbursements) for its most recent fiscal year. Without such waivers or reimbursements, the expense ratios of the Federated Fund would have been 1.23% (Class A Shares), 1.98% (Class C Shares) and for the Penn
Square Fund,    % (Class A Shares) and    % (Class C Shares).
             ---                       ---
Distribution Arrangements
        Federated Securities Corp. ("FSC"), an affiliate of Federated Advisers, is the principal distributor for shares of the Federated Fund. The Federated Fund has adopted a Rule 12b-1 Distribution Plan (the `Distribution Plan'') pursuant to which the Federated Fund will pay a fee to the distributor in an amount computed at an annual rate of 0.75% of the average daily net assets of the Class C Shares to finance any activity which is principally intended to result in the sale of Class C Shares subject to the Distribution Plan. FSC may offer to pay financial institutions, at the time of purchase, an amount equal to 1.00% of the net asset value of Class C Shares purchased by their clients. These payments will be made directly by the distributor from its assets, and will not be made from the assets of the Fund. The Federated Fund does not have a Distribution Plan in effect with respect to its Class A Shares. However, FSC will pay financial institutions, at the time of purchase of Class A Shares, an amount equal to 0.50% of the net asset value of Class A Shares purchased by certain qualified plans as approved by FSC. (Such payments are subject to a reclaim from the financial institution should the assets leave the program within 12 months after purchase). In addition, FSC and FSS, from their own assets, may pay financial institutions supplemental fees as financial assistance for providing substantial sales services, distribution-related support services or shareholder services with respect to the Class A Shares and Class C Shares of the Federated Fund. Such assistance will be predicated upon the amount of shares the financial institution sells or may sell, and/or upon the type and nature of sales or marketing support furnished by the financial institution. Any payments made by FSC may be reimbursed by Federated Advisers or its affiliates. If a financial institution elects to waive receipt of this payment, the Federated fund will waive any applicable contingent deferred sales charge (such contingent deferred sales charges are discussed below).
        Penn Square Management Corporation is the principal distributor for shares of the Penn Square Fund. The Penn Square Fund has adopted a Rule 12b-1 Distribution Plan (the "Rule 12b-1 Plan") pursuant to which the Penn Square Fund reimburses Penn Square Management Corporation for certain of its expenses incurred in connection with its services as distributor at an annual rate not to exceed 0.50% of the average daily net assets of the Penn Square Fund's Class A Shares. The fee may be used by Penn Square Management Corporation for its expenses incurred in connection with (a) advertising and marketing Class A Shares; (b) printing and distributing the Prospectus; (c) implementing and operating the Rule 12b-1 Plan; and (d) payments made by the distributor for servicing fees to broker/dealers, financial institutions, or other industry professionals (`Service Organizations') for distribution and/or shareholder administrative services provided to their customers who own Class A Shares. Pursuant to a Servicing Agreement with Penn Square Management Corporation, a Service Organization may receive, on an annual basis, up to 0.50% of the average daily net asset value of the Class A Shares owned by shareholders with whom the Service Organization has a servicing relationship. The services provided by a Service Organization pursuant to a Servicing Agreement may include distribution or shareholder administrative services, including establishing and maintaining shareholder accounts, sending confirmations of transactions, forwarding financial reports and other communications to shareholders, and responding to shareholder inquiries regarding the Penn Square Fund. The Penn Square Fund has adopted a Distribution Plan for Class C Shares to compensate the distributor for its services and costs in distributing Class C Shares. Under the Rule 12b-1 Plan, the Penn Square Fund pays Penn Square Management Corporation an annual 12b-1 Distribution Fee of 0.75% per year on Class C Shares. Penn Square Management Corporation also receives a Service Fee of 0.25% per year. Both fees are computed on the average annual net assets of Class C Shares, determined as of the close of each regular business day. The distribution fee allows investors to buy Class C Shares without a front end sales charge while permitting the distributor to compensate dealers who sell Class C Shares. The distribution and service fee increase Class C expenses by 1.00% of average net assets per year. Penn Square Management Corporation pays sales commissions of 1.00% of the purchase price to dealers from its own resources at the time of sale. Penn Square Management Corporation retains the distribution fee during the first year shares are outstanding to recoup the sales commission it pays, the advances of service fee payments it makes, and its financing costs. Penn Square Management Corporation plans to pay the distribution fee as an ongoing commission to the dealer on Class C Shares that have been outstanding for a year or more. Penn Square Management Corporation receives no other compensation for its services as distributor, except that the sales charge will be paid to the distributor. Penn Square Management Corporation may, in turn, pay such sales charge to broker/dealers as a commission for generating sales of Class C Shares.
        Certain costs exist with respect to the purchase and sale of Federated Fund and Penn Square Fund shares. Shares of the Federated Fund and shares of the Penn Square Fund are sold at their net asset value next determined after an order is received, plus any applicable sales charge. The Federated Fund Class A Shares and Penn Square Fund Class A Shares have a maximum sales charge of 5.50% and 4.75%, respectively. No sales charge will be imposed in connection with the issuance of Federated Fund Class A Shares to Class A Shareholders of the Penn Square Fund as a result of the Reorganization. Further, shareholders of the William Penn fund group who acquired Class A Shares on or before November 30, 1988, will not be charged a sales charge for future purchases made in any Federated fund, provided the account has remained open. Class A Shares of the Federated Fund purchased with the proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales charge and not distributed by FSC may be charged a contingent deferred sales charge of 0.50% for redemptions made within one full year of purchase. Any such charge will be imposed on the lesser of the net asset value of the redeemed shares at the time of purchase or redemption. The contingent deferred sales charges are not imposed in connection with the exercise of exchange rights, nor will they be imposed on redemptions of Federated Fund Class A Shares received by shareholders of the Penn Square Fund as a result of the Reorganization. Sales of Class C Shares are subject to a 1.00% contingent deferred sales charge on assets redeemed within the first twelve months following purchase. For a complete description of sales charges, contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated May 31, 1996, and the Prospectus of the Penn Square Fund dated March 15, 1996, each of which is incorporated herein by reference thereto.
Purchase, Exchange and Redemption Procedures
        The transfer agent and dividend disbursing agent for the Federated Fund is Federated Shareholder Services Company. The transfer agent and dividend disbursing agent for the Penn Square Fund is Penn Square Management Corporation. Procedures for the purchase, exchange and redemption of the Federated Fund's Class A Shares and Class C Shares differ slightly from procedures applicable to the purchase, exchange and redemption of the Penn Square Fund's Class A Shares and Class C Shares.
Any questions about such procedures may be directed to, and assistance in effecting purchases, exchanges or redemptions of the Federated Fund's Class A Shares and Class C Shares or the Penn Square Fund's Class A Shares and Class C Shares may be obtained from FSC, principal distributor for the Federated Fund, at 1-800-341-7400, or from Penn Square Management Corporation, principal distributor for the Penn Square Fund, at 1-800-523-8440.
        Reference is made to the Prospectus of the Federated Fund dated May 31, 1996, and the Prospectus of the Penn Square Fund dated March 15, 1996, for a complete description of the purchase, exchange and redemption procedures applicable to purchases, exchanges, and redemptions of Federated Fund and Penn Square Fund shares, respectively, each of which is incorporated herein by reference thereto. Set forth below is a brief listing of the significant purchase, exchange, and redemption procedures applicable to the Federated Fund's Class A Shares and Class C Shares and the Penn Square Fund's Class A Shares and Class C Shares.
        Purchases of Class A Shares and Class C Shares of the Federated Fund may be made through a financial institution that has an agreement with FSC or, once an account has been established, by wire or check. Purchases of shares of the Penn Square Fund may be made through Penn Square Management Corporation and through certain broker-dealers under contract with Penn Square Management Corporation or directly by wire or check once an account has been established. The minimum initial investment in the Federated Fund is $500 for Class A Shares and $1,500 for Class C Shares, except for retirement accounts for which the minimum is $50. Subsequent investments must be in amounts of at least $100, except for retirement accounts for which the minimum is $50. The minimum initial investment in the Penn Square Fund is $500 for either Class of Shares, except for retirement accounts for which the minimum is $250. Subsequent investments must be in amounts of at least $100. The Federated Fund and the Penn Square Fund each reserves the right to reject any purchase request.
        The purchase price of the Federated Fund's Class A Shares and the Penn Square Fund's Class A Shares is based on net asset value plus a sales charge. The net asset value per share for each class of the Federated Fund and the Penn Square Fund is calculated as of the close of trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange, Inc. (the
`NYSE'') on each day on which the Federated Fund and the Penn Square Fund compute their net asset value. Purchase and redemption orders for the Federated Fund received from broker/dealers before 5:00 p.m. (Eastern time) and from financial institutions before 4:00 p.m. (Eastern time) may be entered at that day's price. Purchase orders for the Penn Square Fund are executed based on the net asset value calculated at the close of business on the day such purchase orders are received. Purchase orders received after the close of the NYSE will be executed based on the net asset value calculated on the next business day. Redemption orders for shares of the Penn Square Fund presented prior to the close of the NYSE on any business day are redeemed at the net asset value calculated at the close of the exchange that day, except that some Class C Shares may be subject to a 1.00% contingent deferred sales charge. Federated Fund purchase orders by wire are considered received upon receipt of payment by wire. Federated Fund purchase orders received by check are considered received after the check is converted into federal funds, which normally occurs the business day after receipt.
        Holders of Class A Shares and Class C Shares of the Federated Fund have exchange privileges with respect to corresponding Class A Shares and Class C Shares in certain of the funds for which affiliates of Federated Investors serve as investment adviser or principal underwriter (collectively, the "Federated Funds"), each of which has different investment objectives and policies. Class A Shares and Class C Shares of the Federated Fund may be exchanged for corresponding Class A Shares and Class C Shares of certain Federated Funds at net asset value without a contingent deferred sales charge. To the extent a shareholder exchanges Class A Shares or Class C Shares of the Federated Fund for Class A Shares or Class C Shares of other Federated Funds, the time for which the exchanged-for shares are to be held will be added to the time for which exchanged-from shares were held for purposes of satisfying the applicable holding period for purposes of determining the contingent deferred sales charge. Class A Shares to be exchanged must have a net asset value which meets the minimum investment requirement for the fund into which the exchange is being made. Holders of shares of the Penn Square Fund have exchange privileges with respect to shares in certain of the other funds for which Penn Square Management Corporation serves as investment manager (collectively, the `Penn Square Group''), each of which has different investment objectives and policies. Any exchange for shares of other funds in the Penn Square Group will generally be at the respective net asset values next determined after receipt of the request for exchange, provided the amount exchanged previously incurred a sales charge. Exercise of the exchange privilege is treated as a sale for federal income tax purposes and, accordingly, may have tax consequences for the shareholder. Information on share exchanges may be obtained from the Federated Fund or the Penn Square Fund, as appropriate.
        Redemptions of Federated Fund Class A Shares and Class C Shares may be made through a financial institution, by telephone, by mailing a written request or through the Federated Fund's systematic withdrawal program. Redemptions of Penn Square Fund shares may be made by presenting share certificates, by letter form, by telephone, or through the Penn Square Fund's systematic withdrawal plan. Class C Shares of the Federated Fund are redeemed at their net asset value, less any applicable contingent deferred sales charge, next determined after the redemption request is received.
The Penn Square Fund imposes no charges for redemptions of Class A Shares. For Class C Shares, redemptions within the first year of purchase will bear a contingent deferred sales charge. Penn Square Fund Class C shareholders will have their current holding period tacked into the period of time they hold their corresponding Federated Class C Shares for purposes of determining any applicable redemption charges. Redemptions may also be made through a broker/dealer, and that broker/dealer may charge a transaction fee. Checks for redemption proceeds will be mailed within three business days. However, redemption checks will not be mailed until all checks in payment for the shares redeemed have been cleared.
Dividends
        Both the Federated Fund and the Penn Square Fund pay dividends quarterly from net investment income and make annual distributions of net realized capital gains, if any. With respect to the Federated Fund, unless a shareholder otherwise instructs, dividends and capital gain distributions will be reinvested automatically in additional shares at net asset value, subject to no sales charge. The Penn Square Fund shareholders may instruct the fund to make such reinvestments which are also not subject to a sales charge.
Tax Consequences
        As a condition to the Reorganization, the Federated Fund and the Penn Square Fund will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Code so that no gain or loss will be recognized by either the Federated Fund or the Penn Square Fund or the shareholders of the Penn Square Fund. The tax basis of the Federated Fund shares received by Penn Square Fund shareholders will be the same as the tax basis of their shares in the Penn Square Fund.
                               RISK FACTORS
        As with other mutual funds that invest in common stocks and other securities of high quality companies, the Federated Fund is subject to market risks. That is, the possibility exists that common stocks will decline over short or even extended periods of time, and the United States equity market tends to be cyclical, experiencing both periods when stock prices generally increase and periods when stock prices generally decrease. Additionally, the prices of fixed income securities generally fluctuate inversely to the direction of interest rates. Since the Penn Square Fund invests primarily in common stocks, in addition to holding assets in cash and fixed income securities, these risk factors are generally also present in an investment in the Penn Square Fund. The Federated Fund may also acquire securities which are subject to legal or contractual delays, restrictions, and costs of resale. Because of time limitations, the Federated Fund might not be able to dispose of these securities at reasonable prices or at times advantageous to the Federated Fund. A full discussion of the risks inherent in investment in the Federated Fund and the Penn Square Fund is set forth in the Federated Fund's Prospectus and Statement of Additional Information, each dated May 31, 1996, and the Penn Square Fund's Prospectus and Statement of Additional Information, each dated March 15, 1996, each of which is incorporated herein by reference thereto.
                   INFORMATION ABOUT THE REORGANIZATION
Background and Reasons for the Proposed Reorganization
        Considerations of the Board of Trustees of the Penn Square Fund.
On February 12, 1997, Penn Square Management Corporation advised the Board of Trustees of the Penn Square Fund that The William Penn Company was considering redirecting its corporate strategy away from the management and distribution of retail mutual funds and that it was seeking a buyer for its core businesses. Moreover, Penn Square Management Corporation engaged an investment banker to locate potential buyers for the Corporation. The potential buyer would provide value-added shareholder services, technological advancements, comprehensive distribution networks, and diversified mutual fund product choices that many larger mutual fund complexes offer. After conducting a screening process, Penn Square Management Corporation determined that in its judgment, the proposed Reorganization was the most desirable alternative involving the Penn Square Fund that was reasonably available and that it should be presented to the Penn Square Fund's Board of Trustees for its consideration.
        The independent trustees formed a four-person due diligence team. The due diligence team visited the Federated Investors offices in Pittsburgh, Pennsylvania, and reviewed with the portfolio manager of the Federated Fund the investment style and philosophy used to manage the assets of the Federated Fund. In addition, the due diligence team inspected the Federated customer services area and the Penn Square Fund's independent counsel inspected the legal records of the Federated Fund.
        A meeting of the entire Board of Trustees was held on March 5, 1997, at which Federated Investors presented to the Board information relating to the overall reputation, financial strength and stability of Federated Investors, the parent company of Federated Advisers (together with its affiliates, `Federated''). Federated, founded in 1955, is among the seven largest mutual fund sponsors, with over $110 billion invested across more than 300 funds under management and/or administration by its subsidiaries, and over 2,000 employees. Federated's management discussed the Federated Fund's investment performance history and explained to the Board that the majority of this growth came from within Federated through its multiple distribution channels. The Board was also informed of the variety of investment products available through Federated, including international funds and an array of domestic funds broader than currently offered in the Willliam Penn Fund Group, the exchange privileges that would be available to former Penn Square Fund shareholders if the Reorganization is consummated, and the multiple sales charge (or `load'') structures available to prospective shareholders. The Board took into account that if the Reorganization takes place, shareholders of the Penn Square Fund would receive shares of the Federated Fund without the imposition of any sales charge and without incurring any tax consequences.
        Federated's management advised the Board of its reputation for customer servicing, noting that it has received a #1 rating for the last five surveys in a row by DALBAR, Inc. Federated's management stated that its shareholder services include advanced technological systems that result in quick shareholder access to a broad spectrum of information, including: telephonic automated yield and performance information; consolidated monthly shareholder statements; no-fee IRAs; quarterly newsletters; year-end tax reporting information; direct deposit; and telephonic redemption and exchange.
        Federated's management also discussed comparative sales charges with the Board. In particular, it was noted that the maximum front-end sales load of the Class A Shares of the Federated Fund is higher than that of the Class A Shares of the Penn Square Fund. Federated's management also reviewed with the Board relative asset size and expense ratios, including relative advisory fees. The Board discussed the fact that the Federated Fund is larger in asset size than the Penn Square Fund and considered potential economies of scale that might be experienced by former Penn Square Fund shareholders if they were to become shareholders of a larger fund.
        The Board determined that the investment objectives and policies of the Penn Square Fund were substantially similar to those of the Federated Fund. The Board was also presented with and discussed materials comparing the performance, and relative risks of the Penn Square Fund and the Federated Fund. Federated's management also presented biographical information about each of the Directors of the Federated Fund and reviewed with the Board the structure of its compliance and internal audit departments and the scope of its training programs.
        The Board noted that the Penn Square Fund would not bear any of the costs involved in the Reorganization, which would be borne entirely by The William Penn Company and/or Federated. In addition, the Board discussed the anticipated tax-free nature of the Reorganization to the Penn Square Fund and its shareholders.
        In connection with their consideration of the Reorganization, the Board also reviewed their fiduciary obligations under state and federal law. They considered the requirements of Section 15(f) of the 1940 Act, which provides that an investment manager to an investment company, and the affiliates of such manager (such as Penn Square Management Corporation), may receive any amount or benefit in connection with a sale of any interest in such investment manager which results in an assignment of an investment management contract if (1) for a period of three years after such assignment, at least 75% of the Board of Trustees of the investment company are not `interested persons'' (as defined in the 1940 Act) of the new investment manager or its predecessor; and (2) no `unfair burden'' (as defined in the 1940 Act) is imposed on the investment company as a result of the assignment or any express or implied terms, conditions or understandings applicable thereto.
        With respect to the first condition of Section 15(f) relating to Board composition, the Board was advised that the Federated Fund's Board of Trustees presently consists of thirteen (13) Directors, only three (3) of whom are `interested persons.'' With respect to the second condition of
Section 15(f), while there is no specific definition of `unfair burden,'' it includes any arrangement, for two years after the transaction, pursuant to which the predecessor or successor adviser is entitled to receive compensation from any person in connection with the mutual fund's purchase or sale of securities, other than bona fide ordinary compensation as principal underwriter. The definition of unfair burden also includes any payments from the fund for other than bona fide investment advisory or other services. The Board considered the fact that representations were made by Federated and Penn Square Management Corporation that the agreement among Federated, Penn Square Management Corporation and The William Penn Company would contain representations and covenants that the Reorganization would not impose an unfair burden on the Penn Square Group.
        After reviewing and considering all of the information provided by Federated and Penn Square Management Corporation, including the terms of the Reorganization, the Board, including all of the Trustees who are not interested persons of the Penn Square Fund or Penn Square Management Corporation, voted unanimously in person at the meeting held on March 5, 1997, to approve the Reorganization and to recommend it to the shareholders of the Penn Square Fund for their approval.
        THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE REORGANIZATION.
        Considerations of the Board of Directors of the Federated Fund.
The Board of Directors of the Federated Fund, including the independent Directors, have unanimously concluded that consummation of the Reorganization is in the best interests of the Federated Fund and the shareholders of the Federated Fund and that the interests of Federated Fund shareholders would not be diluted as a result of effecting the Reorganization and have unanimously voted to approve the Plan.
Agreement Among William Penn Fund Group Shareholders, The William Penn Company and Federated
        The Reorganization is being proposed as part of an agreement between Federated, The William Penn Company and the Penn Square Group Shareholders, pursuant to which The William Penn Company would be compensated for selling to Federated it's capital stock and the books, records and goodwill relating to the management of the Penn Square Group and cooperating in facilitating the transaction contemplated by the agreement.
Description of the Plan of Reorganization
        The Plan provides that the Federated Fund will acquire all of the assets and assume certain liabilities of the Penn Square Fund's Class A Shares and Class C Shares in exchange for the Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the Penn Square Fund to its Class A and Class C shareholders, respectively, shareholders in
complete liquidation of the Penn Square Fund on or about [            ]
(the "Closing Date"). Shareholders of the Penn Square Fund will become shareholders of the Federated Fund as of the close of business on the Closing Date, and will be entitled to the Federated Fund's next dividend distribution.
        As of or prior to the Closing Date, the Penn Square Fund will declare and pay a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all taxable income for the period ending on the Closing Date. In addition, the Penn Square Fund's dividend will include its net capital gains realized in the period ending on the Closing Date.
        Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to the Penn Square Fund and the Federated Fund, as described under the caption "Federal Income Tax Consequences" below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of the Penn Square Fund prior to the Closing Date by either party if a majority of the independent board members of either board believes that continuing the transaction would have a material adverse impact on shareholders of that fund.
        Federated Advisers is responsible for the payment of substantially all of the expenses of the Reorganization incurred by either party, whether or not the Reorganization is consummated. Such expenses include, but are not limited to, registration fees, transfer taxes (if any), and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Penn Square Fund shareholders. Penn Square Management Corporation is responsible for the payment of the legal fees of the Penn Square Fund. The accountants' fees of the Penn Square Fund will be borne by Penn Square Management Corporation.
        The foregoing description of the Plan entered into between the Federated Fund and the Penn Square Fund is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference thereto.
Description of Federated Fund Shares
        Full and fractional Class A Shares and Class C Shares of the Federated Fund will be issued without the imposition of a sales charge or other fee to the corresponding shareholders of the Penn Square Fund in accordance with the procedures described above. Class A Shares and Class C Shares of the Federated Fund to be issued to shareholders of the Penn Square Fund under the Plan will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Reference is hereby made to the Prospectus of the Federated Fund dated May 31, 1996, provided herewith for additional information about Class A Shares and Class C Shares of the Federated Fund. Federal Income Tax Consequences
        As a condition to the Reorganization, the Federated Fund and the Penn Square Fund will receive an opinion from Dickstein Shapiro Morin & Oshinsky LLP, counsel to the Federated Fund, to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under Section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by the Federated Fund upon its receipt of the Penn Square Fund's assets solely in exchange for Federated Fund Class A Shares and Class C Shares and the assumption of certain stated liabilities; (3) no gain or loss will be recognized by the Penn Square Fund upon the transfer of its assets to the Federated Fund in exchange for Federated Fund Class A Shares and Class C Shares and the assumption of certain stated liabilities or upon the distribution (whether actual or constructive) of the Federated Fund Class A Shares and Class C Shares to the Penn Square Fund shareholders in exchange for their respective shares of the Penn Square Fund; (4) no gain or loss will be recognized by shareholders of the Penn Square Fund upon the exchange of their Penn Square Fund shares for Federated Fund Class A Shares and Class C Shares; (5) the tax basis of the Penn Square Fund's assets acquired by the Federated Fund will be the same as the tax basis of such assets to the Penn Square Fund immediately prior to the Reorganization; (6) the tax basis of Federated Fund Class A Shares and Class C Shares received by each shareholder of the Penn Square Fund pursuant to the Plan will be the same as the tax basis of Penn Square Fund shares held by such shareholder immediately prior to the Reorganization;
(7) the holding period of the assets of the Penn Square Fund in the hands of the Federated Fund will include the period during which those assets were held by the Penn Square Fund; and (8) the holding period of Federated Fund Class A Shares and Class C Shares received by each shareholder of the Penn Square Fund will include the period during which the Penn Square Fund shares exchanged therefor were held by such shareholder, provided the Penn Square Fund shares were held as capital assets on the date of the Reorganization.
        Shareholders should recognize that an opinion of counsel is not binding on the Internal Revenue Service (`IRS'') or any court. The Penn Square Fund does not expect to obtain a ruling from the IRS regarding the consequences of the Reorganization. Accordingly, if the IRS sought to challenge the tax treatment of the Reorganization and was successful, neither of which is anticipated, the Reorganization would be treated as a taxable sale of assets of the Penn Square Fund, followed by the taxable liquidation of the Penn Square Fund.
Comparative Information on Shareholder Rights and Obligations
        General. Both the Federated Fund and the Penn Square Fund are open-end, diversified management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Federated Fund is organized as a corporation under the laws of the State of Maryland and is governed by its Articles of Incorporation, By-Laws and Board of Directors, in addition to applicable state and federal law. The Penn Square Fund is organized as a common law trust under the laws of the Commonwealth of Pennsylvania and is governed by its Declaration of Trust and Board of Trustees, in addition to applicable state and federal law. Set forth below is a brief summary of the significant rights of shareholders of the Federated Fund and the Penn Square Fund.
        Shares of the Federated Fund and the Penn Square Fund. The Federated Fund is authorized to issue 500,000,000 shares of common stock, par value $0.20 per share. The Board of Directors has established four classes of shares of the Federated Fund, known as Class A Shares, Class B Shares, Class C Shares, and Class F Shares. The Penn Square Fund is authorized to issue an unlimited number of shares of beneficial interest which have no par value. The Penn Square Fund has Class A Shares and Class C Shares. Issued and outstanding shares of both the Federated Fund and Penn Square Fund are fully paid, nonassessable, and freely transferable.
        Voting Rights. The Federated Fund is not required to hold annual meetings of shareholders, except as required under the 1940 Act. Shareholder approval is necessary only for certain changes in operations or the election of directors under certain circumstances. The Penn Square Fund must hold meetings annually to appoint or reappoint Trustees. The Federated Fund requires that a special meeting of shareholders be called for any permissible purpose upon the written request of the holders of at least 10% of the outstanding shares of the series of the Federated Fund entitled to vote. Each share of the Federated Fund gives the shareholder one vote in director elections and other matters submitted to shareholders for vote. All shares of each series or class in the Federated Fund have equal voting rights except that in matters affecting only a particular series or class, only shares of that series or class are entitled to vote. All shares of the Penn Square Fund have equal voting rights with amendments being made by the written consent of a majority of the outstanding shares or with the consent of such owners voting in person or by proxy at a meeting called to pass upon such amendment.
        Directors/Trustees. The By-Laws of the Federated Fund provide that the term of office of each Director shall be until his or her resignation or removal or until the annual meeting next held after his or her election or until election and qualification of his or her successor. A Director of the Federated Fund may be removed by a vote of a majority of all shares outstanding and entitled to vote at any special meeting of shareholders, and such shareholders may elect a Director to replace the Director so removed to serve for the remainder of the term and until the election and qualification of his or her successor. A vacancy on the Board may be filled by the action of a majority of the Directors remaining in office, and such elected Director shall hold office until the next annual meeting of shareholders or until his or her successor is duly elected and qualifies. Notwithstanding the foregoing, the shareholders may, at any time during the term of such Director elected to fill a vacancy, elect some other person to fill said vacancy and thereupon the election by the Board shall be superseded. The Declaration of Trust of the Penn Square Fund provides that each Trustee appointed or elected in accordance with the Declaration of Trust serves for terms of one year subject to annual re-elections continue to serve until their successors have been elected and qualified, unless they resign or are removed. Regarding the Penn Square Fund, a majority of the Trustees may accept the written resignation of another Trustee or may remove him or her from office by written notice to him and to the Custodian. Pending the filling of any vacancy or vacancies caused by death, resignation, or removal, the remaining Trustee or Trustees shall have all the powers and duties of the whole number of Trustees. If a vacancy occurs in the office of a Trustee for any reason, including an increase in the number of Trustees, the other Trustees shall by written notice delivered to the custodian appoint a Trustee to fill the vacancy and will promptly notify the shareholders that they have done so, subject to the provisions of Section 16(a) of the 1940 Act. The agreement entered into with the Custodian provides, that, if at any time the custodian decides that there is no Trustee available or able to serve, it will call a meeting of the shareholders to elect at least three (3) Trustees. With respect to the Federated Fund, a meeting of shareholders will be required for the purpose of electing additional Directors whenever fewer than a majority of the Directors then in office were elected by shareholders.
        Liability of Directors/Trustees and Officers. Under the Articles of Incorporation of the Federated Fund, a Director or officer will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Articles of Incorporation further provide that Directors and officers will be indemnified by the Federated Fund against reasonable costs and expenses incurred in connection with any claim or litigation unless the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the person's office. The Declaration of Trust for the Penn Square Fund contains a provision indemnifying the Trustees by the assets of the fund from personal liability for their actions as Trustee. Trustees of the Penn Square Fund are not protected from liability by reason of willful misconduct, bad faith, recklessness, or gross negligence in the performance of his duties as Trustee. In addition, due to the provisions of the 1940 Act, shareholders would still have the right to pursue monetary claims against directors/trustees or officers for acts involving willful malfeasance, bad faith, gross negligence or reckless disregard of their duties as directors/trustees or officers.
        Termination or Liquidation. In the event of the termination or liquidation of the Federated Fund or any series or class of the Federated Fund or of the termination or liquidation of the Penn Square Fund, the shareholders of the respective fund or class are entitled to receive, when and as declared by its Directors or Trustees, the excess of the assets belonging to the respective fund or class over the liabilities belonging to the respective fund or class. In either case, the assets belonging to the fund or class will be distributed among the shareholders in proportion to the number of shares of the respective fund or class held by them.


Capitalization
          The following table sets forth the unaudited capitalization of the Class A Shares and Class C Shares of the Federated Fund and the shares of the Penn Square Fund as of February 28, 1997, and on a pro forma combined basis as of that date:
                      Class A Shares         Pro Forma
                  Fed. Fund   Penn Sq.        Combined
Net Assets        $653,310,993               $340,754,541   $994,065,534
Shares Outstanding$  29,457,582              $  26,973,853  $  44,959,037
Net Asset Value Per Share             $22.11        $12.63          $22.11

                      Class C Shares         Pro Forma
                  Fed. Fund   Penn Sq.       Combined
Net Assets        $71,365,493 $1,959,911     $73,325,404
Shares Outstanding  $3,231,437               $   155,403    $  3,320,182
Net Asset Value Per Share           $22.08       $12.61           $22.08

                   INFORMATION ABOUT THE FEDERATED FUND
                         AND THE PENN SQUARE FUND

Federated American Leaders Fund, Inc.
        Information about the Federated Fund is contained in the Federated Fund's current Prospectus dated May 31, 1996, a copy of which is included herewith and incorporated herein by reference. Additional information about the Federated Fund is included in the Federated Fund's Annual Report to Shareholders dated March 31, 1996, the Semi-Annual Report to Shareholders dated September 30, 1996, the Statement of Additional Information dated May 31, 1996, and the Statement of Additional Information
dated [             ] (relating to this Prospectus/Proxy Statement), each
of which is incorporated herein by reference. Copies of the Annual Report, the Semi-Annual Report and Statements of Additional Information, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained upon request and without charge by contacting the Federated Fund at 1-800-341-7400, option one, or by writing the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779. The Federated Fund is subject to the informational requirements of the Securities Act of 1933, as amended (the `1933 Act''), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by the Federated Fund can be obtained by calling or writing the Federated Fund and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, DC located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates or electronically at Internet Web Site (www.sec.gov).
        This Prospectus/Proxy Statement, which constitutes part of a Registration Statement filed by the Federated Fund with the SEC under the 1933 Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Federated Fund and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.
Penn Square Mutual Fund
        Information about the Penn Square Mutual Fund is contained in the Penn Square Fund's current Prospectus dated March 15, 1996, the Annual Report to Shareholders dated December 31, 1996, the Semi-Annual Report to Shareholders dated June 30, 1996, the Statement of Additional Information dated March 15, 1996, and the Statement of Additional Information dated [
          ] (relating to this Prospectus/Proxy Statement), each of which is incorporated herein by reference. Copies of such Prospectus, Annual Report, Semi-Annual Report, and Statements of Additional Information, which have been filed with the SEC, may be obtained upon request and without charge from the Penn Square Fund by calling 1-800-523-8440 or by writing to the Penn Square Fund at 2650 Westview Drive, Wyomissing, PA 19610. The Penn Square Fund is subject to the informational requirements of the 1933 Act, the 1934 Act, and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents, and other information filed by Penn Square Mutual Fund or its portfolio, the Penn Square Fund, can be obtained by calling or writing the Penn Square Fund and can also be inspected at the public reference facilities maintained by the SEC or obtained at prescribed rates at the addresses listed in the previous section.
                            VOTING INFORMATION
        This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Trustees of the Penn Square Fund of proxies for use at the Special Meeting of Shareholders (the "Special Meeting") to be held at 9:00 a.m. (general meeting) and 11:00 a.m. (Fund meeting) (local time) on May 29, 1997 at: Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, and at any adjournments thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Special Meeting. A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of the Penn Square Fund an instrument revoking the proxy, by submitting a proxy bearing a later date or by attending and voting at the Special Meeting. Proxies, instruments revoking a proxy, or proxies bearing a later date may be communicated by telephone, by electronic means including facsimilie, or by mail.
        The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by Federated Advisers. In addition to solicitations through the mails, proxies may be solicited by officers, employees, and agents, including third party solicitors, of the Penn Square Fund, Federated Advisers and their respective affiliates at no additional cost to the Penn Square Fund. Such solicitations may be by telephone, telegraph, or personal contact. Any telephonic solicitations will follow procedures designed to insure accuracy and prevent fraud including requiring identifying shareholder information, and recording the shareholder's instructions. Shareholders who communicate proxies by telephone or by other electronic means have the same power and authority to issue, revoke, or otherwise change their voting instructions as currently exists for instructions communicated in written form. Federated Advisers will reimburse custodians, nominees and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons. Outstanding Shares and Voting Requirements
        The Board of Trustees of the Penn Square Fund has fixed the close
of business on [              ], as the record date for the determination
of shareholders entitled to notice of and to vote at the Special Meeting and any adjournments thereof. As of the record date, there were [
     ] Class A Shares and [        ] Class C Shares of the Penn Square Fund
outstanding. Each of the Penn Square Fund's shares is entitled to one vote and fractional shares have proportionate voting rights. On the record date, the Trustees and Officers of the Penn Square Fund as a group owned
less than [    ] of the outstanding shares of the Penn Square Fund.  To the best knowledge of Penn Square Management Corporation, as of the record date, no person owned beneficially or of record 5% or more of the Penn Square Fund's outstanding shares.
        As of the record date, there were [       ] Class A Shares, and [
     ] Class C Shares of the Federated Fund outstanding. On the record date, the Directors and officers of the Federated Fund as a group owned less than 1% of the outstanding Class A Shares, and Class C Shares of the Federated Fund. To the best knowledge of Federated Advisers, as of the record date, no person, except as set forth in the table below, owned beneficially or of record 5% or more of the Federated Fund's outstanding Class A, or Class C Shares.

CLASS C SHARES NAME AND ADDRESS       SHARES OWNED PERCENT OF
                                                   OUTSTANDING SHARES


        Approval of the Plan requires the affirmative vote of a majority of the outstanding shares of the Penn Square Fund. The votes of shareholders of the Federated Fund are not being solicited since their approval is not required in order to effect the Reorganization.
        One-third of the issued and outstanding shares of the Penn Square Fund, represented in person or by proxy, will be required to constitute a quorum at the Special Meeting for the purpose of voting on the proposed Reorganization. For purposes of determining the presence of a quorum, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Special Meeting. Because approval of the Reorganization requires the approval of a majority of the outstanding shares of the Penn Square Fund, abstentions and "broker non-votes" will have the same effect as if they were votes against the Reorganization.
Dissenter's Right of Appraisal
        Shareholders of the Penn Square Fund objecting to the Reorganization have no appraisal rights under the Penn Square Fund's Declaration of Trust or Pennsylvania law. Under the Plan, if approved by Penn Square Fund shareholders, each shareholder will become the owner of Class A Shares and Class C Shares of the Federated Fund having a total net asset value equal to the total net asset value of his or her holdings in the Penn Square Fund's Class A Shares or Class C Shares, respectively, at the Closing Date.
        OTHER MATTERS AND DISCRETION OF PERSONS NAMED IN THE PROXY Management of the Penn Square Fund knows of no other matters that may properly be, or which are likely to be, brought before the Special Meeting. However, if any other business shall properly come before the Special Meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.
        If at the time any session of the Special Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Special Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment.
        Whether or not shareholders expect to attend the Special Meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.

                                                       EXHIBIT A

                   AGREEMENT AND PLAN OF REORGANIZATION

        AGREEMENT AND PLAN OF REORGANIZATION dated [             ] (the
"Agreement"), between FEDERATED AMERICAN LEADERS FUND, INC., a Maryland corporation (hereinafter called the "Acquiring Fund"), and PENN SQUARE MUTUAL FUND, a Pennsylvania Common Law Trust (hereinafter called the "Acquired Fund").
       This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all the assets and the assumption of certain liabilities of the Acquired Fund in exchange solely for Class A Shares and Class C Shares of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date (as hereinafter defined), of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
       WHEREAS, the Acquired Fund and the Acquiring Fund are registered open-end management investment companies and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;
       WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue shares of common stock or shares of beneficial interest, as the case may be;
       WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of the Acquiring Fund has determined that the transfer of all of the assets and the assumption of certain liabilities of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and
        WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the 1940 Act), of the Acquired Fund has determined that the transer of all of the assets and the assumption of certain liabilities of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders;
        NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:
     1.TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE
       ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.
     1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the net assets of the Acquired Fund, including all securities and cash, other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5, beneficially owned by the Acquired Fund, and the Acquiring Fund agrees in exchange therefor to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account, for the benefit of its shareholders, on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the Acquired Fund.
     1.2 The Acquiring Fund will assume only those certain liabilities which are set forth in a certificate to be provided by the Acquiried Fund at the Closing and accepted by the Acquiring Fund.
     1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company (hereinafter called "State Street"), Boston, Massachusetts, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims created by the Acquired Fund. All cash delivered shall be in the form of immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.
     1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund thereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
     1.5 As soon after the Closing Date as is conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. In addition, each Acquired Fund Shareholder shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date (as hereinafter defined) with respect to the shares of the Acquired Fund that are held by the shareholder on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Acquired Fund Shareholders, and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders, based on their ownership of shares of the Acquired Fund on the Closing Date. All issued and outstanding Shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares, after the Closing Date as determined in accordance with paragraph 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.
     1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
     1.7 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.
     1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Acquired Fund up to and including the Closing Date and such later dates, with respect to dissolution and deregistration of the Acquired Fund, on which the Acquired Fund is dissolved and deregistered.
     1.9 The Acquired Fund shall be deregistered as an investment company under the 1940 Act and dissolved as a Pennsylvania common law trust as promptly as practicable following the Closing Date and the making of all distributions pursuant to paragraph 1.5.
     2.VALUATION.
     2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Closing Date (such time and date being herein called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.2 The net asset value of each Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.
     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund, which have been reviewed by the Acquired Funds Board of Trustees.
     3.CLOSING AND CLOSING DATE.
     3.1  The Closing Date shall be [             ] or such later date as
the parties may mutually agree. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.
     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.
     3.3 Penn Square Management Corporation, as transfer agent for the Acquired Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.
     4.REPRESENTATIONS AND WARRANTIES.
     4.1 The Acquired Fund represents and warrants to the Acquiring Fund as follows:
             (a) The Acquired Fund is a Common Law Trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has power to own all of its properties and assets and to carry out this Agreement.
             (b) The Acquired Fund is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Acquired Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Acquired Fund's Declaration of Trust or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.
             (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.
             (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
             (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (g) The Statement of Assets and Liabilities of the Acquired Fund at December 31, 1995 and at December 31, 1996 has been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.
             (h) Since December 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquired Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund.
             (i) At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed or an appropriate extension obtained, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (j) For each fiscal year of its operation the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.
             (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.
             (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Acquired Fund and, subject to the approval of the Acquired Fund Shareholders, this Agreement constitutes the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (n) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (only insofar as it relates to the Acquired Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
     4.2 The Acquiring Fund represents and warrants to the Acquired Fund as follows:
             (a) The Acquiring Fund is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to carry on its business as it is now being conducted and to carry out this Agreement.
             (b) The Acquiring Fund is registered under the 1940 Act as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Acquiring Fund's Articles of Incorporation or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.
             (d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
             (e) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (f) The Statement of Assets and Liabilities of the Acquiring Fund at March 31, 1995 and 1996, have been audited by Arthur Andersen LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein.
             (g) The unaudited Statement of Assets and Liabilities of the Acquiring Fund at September 30, 1995 and 1996 has been prepared in accordance with generally accepted accounting principles, consistently applied, although subject to year-end adjustments, and on a basis consistent with the Statement of Assets and Liabilities of the Acquired Fund at March 31, 1995 and 1996 which have been audited by Arthur Andersen LLP, independent auditors, and such statement (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such date, and there are no known liabilities of the Acquiring Fund, contingent or otherwise, as of such date not disclosed therein.
             (h) Since March 31, 1996, and September 30, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business.
             (i) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed or an appropriate extension obtained, by such date shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (j) For each fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (k) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares except for Class B Shares which are convertible into Class A Shares eight (8) years after purchase.
             (l) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (m) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
     5.COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.
     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.
     5.2 The Acquired Fund will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
     5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Acquired Fund's President and its Treasurer.
     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of the Prospectus/Proxy Statement, referred to in paragraph 4.1(o), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.
     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act and the 1940 Act as it may deem appropriate in order to continue its operations after the Closing Date.
     5.7 Prior to the Valuation Date, the Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, plus the excess of its interest income, if any, excludable from gross income under Section 103(a) of the Code over its deductions disallowed under Sections 265 and 171(a)(2) of the Code for the taxable periods or years ended on or before December 31, 1996 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before December 31, 1996 and in the period from said date to and including the Closing Date.
     6.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.
        The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     6.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     6.2 The Acquired Fund shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Acquired Fund.
     6.3 The Acquired Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.
     6.4 The Acquired Fund shall have delivered to the Acquiring Fund a certificate specifying the liabilities which are to be assumed by the Acquiring Fund all of which shall be reflected in the net asset value of the Acquired Fund on the Closing Date, which liabilities shall be acceptable to the Acquiring Fund in its sole discretion.
     7.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.
        The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     7.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     7.2 The Acquiring Fund shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.
     7.3 There shall not have been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business since the date hereof other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.
     8.FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING
       FUND AND THE ACQUIRED FUND.
        If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.
     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Acquired Fund's Declaration of Trust and the 1940 Act.
     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.
     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.
     8.5 The Acquiring Fund and the Acquired Fund shall have received an opinion of Dickstein Shapiro Morin & Oshinsky LLP substantially to the effect that for federal income tax purposes:
             (a) The transfer of all of the Acquired Fund assets and assumption of certain liabilities in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code;
(b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption of certain liabilities; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption of certain liabilities or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund; (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization;
(f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization; (g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and
(h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).
     9.TERMINATION OF AGREEMENT.
     9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of the Acquired Fund or the Board of Directors of the Acquiring Fund at any time prior to the Closing Date (and notwithstanding any vote of the Acquired Fund Shareholders) if a majority of the independent board members of either board believes that continuing the transation would have a material adverse impact on shareholders of that fund.
     9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the Trustees or Officers of the Acquired Fund or the Acquiring Fund or the shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.
     10.    WAIVER.
        At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Directors of the Acquiring Fund or the Board of Trustees of the Acquired Fund, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.
     11.    MISCELLANEOUS.
     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to principles of conflicts of laws.
     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.
     11.6 An agreement has been entered into under which Federated Advisers will assume substantially all of the expenses of the Reorganization including registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund Shareholders and the costs of holding the special meeting of shareholders. Penn Square Management Corporation will assume the legal fees of the Acquired Fund.
The accountants' fees of the Acquired Fund will be borne equally by Federated Advisers and Penn Square Management Corporation.
        IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have each caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                              Acquired Fund:
Attest:                       PENN SQUARE MUTUAL FUND,




                              By:
Name:                                Name:
Title:                               Title:



                              Acquiring Fund:
Attest:                       FEDERATED AMERICAN LEADERS FUND,
                              INC.




                              By:
Name: S. Elliott Cohan               Name:   J. Christopher Donahue
Title:Assistant Secretary            Title:  President




                    STATEMENT OF ADDITIONAL INFORMATION
                             [              ]
                       ACQUISITION OF THE ASSETS OF
                         PENN SQUARE MUTUAL FUND,
                            2650 WESTVIEW DRIVE
                      WYOMISSING, PENNSYLVANIA  19610
                     TELEPHONE NUMBER:  1-800-523-8440
     BY AND IN EXCHANGE FOR CLASS A AND CLASS C SHARES RESPECTIVELY OF
                   FEDERATED AMERICAN LEADERS FUND, INC.
                         FEDERATED INVESTORS TOWER
                   PITTSBURGH, PENNSYLVANIA  15222-3779
                     TELEPHONE NUMBER:  1-800-343-7400

        This Statement of Additional Information dated [         ] is not a
prospectus.  A Prospectus/Proxy Statement dated [      ] related to the
above-referenced matter may be obtained from Federated American Leaders Fund, Inc., Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.


                             TABLE OF CONTENTS

1. Statement of Additional Information of Federated American Leaders Fund, Inc., dated May 31, 1996.

2. Statement of Additional Information of Penn Square Mutual Fund, dated March 15, 1996.

3. Financial Statements of Federated American Leaders Fund, Inc., dated March 31, 1996.

4.   Financial Statements of Penn Square Mutual Fund, dated December 31,
1996.

5. Pro forma Financial Statements (unaudited) of the combined Penn Square Mutual Fund, dated March 31, 1996, and September 30, 1996, and the Federated American Leaders Fund, Inc., dated March 31, 1996, and September 30, 1996.

6. Unaudited Financial Statements dated September 30, 1996, of the Federated American Leaders Fund, Inc.


        The Statement of Additional Information of Federated American Leaders Fund, Inc. (the "Federated Fund"), dated May 31, 1996, is incorporated herein by reference to Post-Effective Amendment No. 61 to the Federated Fund's Registration Statement on Form N-1A (File Nos. 2-29786 and 811-1704) which was filed with the Securities and Exchange Commission on or about May 29, 1996. A copy may be obtained, upon request and without charge, from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-341-7400.
        The Statement of Additional Information of Penn Square Mutual Fund (the "Penn Square Fund"), dated March 15, 1996, is incorporated herein by reference to Post-Effective Amendment No. 54 to the Trust's Registration Statement on Form N-1A (File Nos. 2-13943 and 811-00788) which was filed with the Securities and Exchange Commission on or about March 19, 1996. A copy may be obtained, upon request and without charge, from the Penn Square Fund at 2650 Westview Drive, Wyomissing, Pennsylvania 19610; telephone number: 1-800-523-8440.
        The audited financial statements of the Federated Fund, dated
March 31, 1996, are incorporated herein by reference to the Federated Fund's Annual Report to Shareholders dated March 31, 1996, which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-343-7400.
        The audited financial statements of the Penn Square Fund, dated December 31, 1996, are incorporated herein by reference to the Penn Square Fund's Annual Report to Shareholders dated December 31, 1996, which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from the Penn Square Fund at 2650 Westview Drive, Wyomissing, Pennsylvania 19610; telephone number 1-800-523-8440.
        The unaudited financial statements of the Federated American Leaders Fund, Inc., dated September 30, 1996, are incorporated herein by reference to the Federated American Leaders Fund, Inc.'s Semi-Annual Report to Shareholders, dated September 30, 1996, which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from Federated.
        Pro forma financial statements are included herein as the total net assets of the Penn Square Fund do exceed 10% of the total assets of the Federated Fund. At February 28, 1997, the total net assets of the Penn Square Fund were $342,714,452 and the total net assets of the Federated Fund were $1,347,859,531.



                   FEDERATED AMERICAN LEADERS FUND, INC.
                          PENN SQUARE MUTUAL FUND
                      INTRODUCTION TO PROPOSED MERGER


The accompanying unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities reflect the accounts of Federated American Leaders Fund, Inc. and Penn Square Mutual Fund, collectively (the `Funds''), as of March 31, 1996. These statements have been derived from the books and records utilized in calculating the daily net asset value at March 31, 1996. The accompanying unaudited Pro Forma Combining Statement of Operations reflects the accounts of Federated American Leaders Fund, Inc. most recent fiscal year ended March 31, 1996, and the twelve month period ended March 31, 1996, for Penn Square Mutual Fund.

In addition, included are the unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities reflecting the accounts of the Funds at September 30, 1996. These statements have been derived from the books and records utilized in calculating the daily net asset value at September 30, 1996. The accompanying unaudited Pro Forma Combining Statement of Operations reflects the accounts of Federated American Leaders Fund, Inc. and Penn Square Mutual Fund for the six months ended September 30, 1996 the most recent semi-annual report date of Federated American Leaders Fund, Inc.

The Pro Forma statements give effect to the proposed transfer of assets from Penn Square Mutual Fund Class A and Class C Shares in exchange for Class A and Class C Shares respectively of Federated American Leaders Fund, Inc.



FEDERATED AMERICAN LEADERS FUND, INC.
PENN SQUARE MUTUAL FUND
PRO FORMA COMBINING PORTFOLIO OF INVESTMENTS
MARCH 31, 1996  (UNAUDITED)

FEDERATED      PENN                                              FEDERATED      PENN SQUARE
AMERICAN       SQUARE                                            AMERICAN       MUTUAL FUND
LEADERS FUND,  MUTUAL    PRO FORMA                               LEADERS FUND,                 PRO FORMA
INC.           FUND      COMBINED                                INC.                          COMBINED

SHARES         SHARES    SHARES                                  VALUE          VALUE          VALUE

COMMON STOCKS--89.3%

                                     AUTOMOTIVE--0.9%

-----          100,000   100,000     Fleet Enterprise, Inc.      $-----         $2,475,000     $2,475,000

-----          120,000   120,000     Ford Motor Corp.            -----          4,125,000      4,125,000

-----          50,000    50,000      Johnson Controls, Inc.      -----          3,731,250      3,731,250

                                         Total                   -----          10,331,250     10,331,250

                                     BASIC INDUSTRY--2.5%

151,000        -----     151,000     Eastman Chemical Co.        10,437,875     -----          10,437,875

100,000        -----     100,000     Great Lakes Chemical Corp.  6,737,500      -----          6,737,500

279,000        -----     279,000     Millipore Corp.             10,671,750     -----          10,671,750

                                         Total                   27,847,125     -----          27,847,125

                                     BUILDING, CONSTRUCTION &
                                     ENGINEERING--0.5%

-----          50,000    50,000      Fluor Corp.                 -----          3,412,500      3,412,500

-----          120,000   120,000     Lafarge Corporation         -----          2,265,000      2,265,000

                                         Total                   -----           5,677,500     5,677,500

                                     CAPITAL GOODS--0.9%

-----          105,000   105,000     Deere & Company             -----          4,383,750      4,383,750

-----          75,000    75,000      Ingersoll-Rand Company      -----          3,056,250      3,056,250

-----          75,000    75,000      Trinity Industries, Inc.    -----          2,615,625      2,615,625

                                         Total                   -----          10,055,625     10,055,625

                                     CHEMICALS--1.4%

-----          75,000    75,000      Air Products & Chemicals,   -----          4,096,875      4,096,875
                                     Inc.

-----          75,000    75,000      ARCO Chemical Company       -----          3,890,625      3,890,625

-----          50,000    50,000      (a)Eastern Chemical         -----          3,456,250      3,456,250
                                     Company

-----          100,000   100,000     Morton International, Inc.  -----          3,837,500      3,837,500

                                         Total                   -----          15,281,250     15,281,250

                                     CONSUMER DURABLES--3.4%

100,000        50,000    150,000     Chrysler Corp.              6,225,000      3,112,500      9,337,500

183,600        -----     183,600     Eastman Kodak Co.           13,035,600     -----          13,035,600

575,000        -----     575,000     Mattel, Inc.                15,596,875     -----          15,596,875

                                         Total                   34,857,475     3,112,500      37,969,975
                                     CONSUMER GOODS--1.7%

-----          50,000    50,000      Colgate-Palmolive           -----          3,893,750      3,893,750

-----          70,000    70,000      Duracell International      -----          3,473,750      3,473,750

-----          50,000    50,000      Hasbro, Inc.                -----          1,850,000      1,850,000

-----          100,000   100,000     Home Depot                  -----          4,787,500      4,787,500

-----          50,000    50,000      J.C. Penney                 -----          2,487,500      2,487,500

-----          50,000    50,000      Whirlpool Corporation       -----          2,762,500      2,762,500

                                         Total                   -----          19,255,000     19,255,000

                                     CONSUMER NON-DURABLES--
                                     6.4%

123,200        65,000    188,200     Avon Products, Inc.         10,564,400     5,573,750      16,138,150

329,600        -----     329,600     IBP, Inc.                   8,446,000      -----          8,446,000

189,540        -----     189,540     Kimberly-Clark Corp.        14,120,730     -----          14,120,730

204,900        -----     204,900     Nike, Inc., Class B         16,648,125     -----          16,648,125

197,000        -----     197,000     Philip Morris Cos., Inc.    17,286,750     -----          17,286,750

                                         Total                   $67,066,005    $5,573,750     $72,639,755

                                     DIVERSIFIED--0.7%

-----          100,000   100,000     National Service            -----          3,625,000      3,625,000
                                     Industries

-----          70,000    70,000      Tenneco, Inc.               -----          3,911,250      3,911,250

                                         Total                   -----          7,536,250      7,536,250

                                     ELECTRONICS--0.6%
-----          70,000    70,000      Avnet, Inc.                 -----          3,377,500      3,377,500

-----          100,000   100,000     Philips Electric N.V.       -----          3,637,500      3,637,500

                                         Total                   -----          7,015,000      7,015,000

                                     ENERGY MINERALS--6.3%

-----          60,000    60,000      Amoco Corp.                 -----          4,335,000      4,335,000

-----          120,000   120,000     Baker Hughes                -----          3,510,000      3,510,000

166,100        50,000    216,100     Chevron Corp.               9,322,362      2,806,250       12,128,612

42,100         70,000    112,100     Exxon Corp.                 3,436,412      5,713,750       9,150,162

-----          70,000    70,000      Haliburton Co.              -----          3,981,250      3,981,250

160,000        50,000    210,000     Mobil Corp.                 18,540,000     5,793,750      24,333,750

-----          40,300    40,300      National Fuel Gas           -----          1,395,388      1,395,388

-----          50,000    50,000      Occidental Petroleum        -----          1,337,500      1,337,500

-----          50,000    50,000      Royal Dutch Petroleum Co.,  -----          7,062,500      7,062,500
                                     ADR

-----          50,000    50,000      Texaco, Inc.                -----          4,300,000      4,300,000

                                         Total                   31,298,774     40,235,388      71,534,162

                                     ENTERTAINMENT--0.6%

-----          50,000    50,000      (a)Polygram N.V.            -----          3,012,500      3,012,500

-----          100,000   100,000     (a)Viacom, Inc. Class B     -----          4,212,500      4,212,500

                                         Total                   -----           7,225,000      7,225,000

                                     ENVIRONMENTAL SERVICES--
                                     0.6%
-----          100,000   100,000     Donaldson Co., Inc.         -----          2,750,000      2,750,000

-----          125,000   125,000     WMX Technologies, Inc.      -----          3,968,750      3,968,750

                                         Total                   -----           6,718,750      6,718,750

                                     FINANCE--15.1%

225,000        -----     225,000     Aflac, Inc.                 7,031,250      -----          7,031,250

203,400        -----     203,400     American Express Co.        10,042,875     -----          10,042,875

-----          40,000    40,000      Bank America Corp.          -----          3,100,000      3,100,000

-----          60,000    60,000      Bank of New York            -----          3,090,000      3,090,000

111,925        -----     111,925     CIGNA Corp.                 12,787,431     -----          12,787,431

126,200        -----     126,200     Chemical Banking Corp.      8,897,100      -----          8,897,100

180,959        -----     180,959     Citicorp                    14,476,720     -----          14,476,720

204,300        -----     204,300     Dean Witter, Discover &     11,696,175     -----          11,696,175
                                     Co.

200,000        -----     200,000     Federal Home Loan Mortgage  17,050,000     -----          17,050,000
                                     Corp.

400,000        65,000    465,000     Federal National Mortgage   12,750,000     2,071,875      14,821,875
                                     Association

22,400                   22,400      First Interstate Bancorp    3,886,400      -----          3,886,400

-----          150,000   150,000     Great Western Financial     -----          3,618,750      3,618,750

258,600        60,000    318,600     Mellon Bank Corp.           14,255,325     3,307,500      17,562,825

50,000         -----     50,000      Merrill Lynch & Co., Inc.   3,037,500      -----          3,037,500

-----          80,000    80,000      PNC Bank                    -----          2,460,000      2,460,000

129,600        -----     129,600     Providian Corp.             5,783,400      -----          5,783,400
274,232        -----     274,232     The PMI Group               11,718,223     -----           11,718,223

290,700        -----     290,700     Travelers Group, Inc.       19,186,200     -----          19,186,200

                                         Total                   152,598,599    17,648,125     170,246,724

                                     FOOD & BEVERAGE--1.1%

-----          75,000    75,000      Conagra, Inc.               -----          3,046,875      3,046,875

-----          125,000   125,000     H. J. Heinz Corp.           -----          4,140,625      4,140,625

-----          75,000    75,000      Pepsico, Inc.               -----          4,743,750      4,743,750

                                         Total                   -----          11,931,250     11,931,250

                                     HEALTH CARE--10.2%

354,000        -----     354,000     Abbott Laboratories         14,425,500     -----          14,425,500

112,700        50,000    162,700     American Home Products      12,213,862     5,418,750       17,632,612
                                     Corp.

159,700        -----     159,700     Becton, Dickinson & Co.     $13,075,437    $-----         $13,075,437

186,500        75,000    261,500     Bristol-Myers Squibb Co.    15,969,062     6,421,875      22,390,937

140,000        75,000    215,000     Columbia/HCA Healthcare     8,085,000      4,331,250      12,416,250
                                     Corp.

100,000        -----     100,000     Ivax Corp.                  2,587,500      -----          2,587,500

-----          50,000    50,000      Johnson & Johnson           -----          4,612,500      4,612,500

149,000        -----     149,000     Merck & Co., Inc.           9,275,250      -----          9,275,250

-----          70,000    70,000      Pharmacia & Upjohn          -----          2,791,250      2,791,250

300,000        50,000    350,000     Scherer (R.P.) Corp.        13,162,500     2,906,250      16,068,750

                                         Total                   88,794,111     26,481,875      115,275,986

                                     INFORMATIONAL SERVICES--
                                     0.2%

-----          75,000    75,000      Block (H.R.), Inc.          -----          2,709,375      2,709,375

                                     INSURANCE--0.9%

-----          100,000   100,000     Liberty Corp.               -----          3,300,000      3,300,000

-----          50,000    50,000      Lincoln National Corp.      -----          2,537,500      2,537,500

-----          60,000    60,000      Travelers, Inc. (The)       -----          3,960,000      3,960,000

                                         Total                   -----          9,797,500      9,797,500

                                     METALS--0.7%

-----          100,000   100,000     Allegheny Ludlum            -----          1,850,000      1,850,000

-----          75,000    75,000      Cleveland Cliffs, Inc.      -----          3,318,750      3,318,750

-----          100,000   100,000     Freeport-McMoran Copper &   -----          3,075,000      3,075,000
                                     Gold, Inc.

                                         Total                   -----           8,243,750     8,243,750

                                     PAPER AND FOREST PRODUCTS-
                                     -1.0%

-----          40,000    40,000      Georgia-Pacific             -----          2,775,000      2,775,000

-----          125,000   125,000     Longview Fibre              -----          2,109,375      2,109,375

-----          100,000   100,000     Louisiana Pacific Co.       -----          2,437,500      2,437,500

-----          75,000    75,000      Weyerhaeuser Co.            -----          3,459,375      3,459,375

                                         Total                   -----           10,781,250    10,781,250

                                     PRINTING AND PUBLISHING--
                                     0.6%

-----          100,000   100,000     John H. Harland Company     -----          2,200,000      2,200,000
-----          85,000    85,000      Reader's Digest             -----          4,016,250      4,016,250
                                     Association, Inc.

                                         Total                   -----           6,216,250     6,216,250

                                     PRODUCER MANUFACTURING--
                                     5.1%

121,300        110,000   231,300     General Electric Co.        9,446,238      8,566,250      18,012,488

120,200        -----     120,200     Loews Corp.                 9,090,125      -----          9,090,125

280,000        -----     280,000     Philips Electronics N.V.,   10,185,000     -----          10,185,000
                                     ADR

180,000        -----     180,000     Textron, Inc.               14,400,000     -----          14,400,000

280,000        -----     280,000     Westinghouse Electric       5,390,000      -----          5,390,000
                                     Corp.

                                         Total                   48,511,363     8,566,250      57,077,613

                                     RETAIL TRADE--1.4%

250,000        -----     250,000     Sears, Roebuck & Co.        12,187,500     -----          12,187,500

140,700        -----     140,700     (a)Toys R Us, Inc.,         3,798,900      -----          3,798,900

                                         Total                   15,986,400     -----          15,986,400

                                     SERVICES--2.3%

100,000        100,000   200,000     Disney (Walt) Co.           6,387,500      6,387,500      12,775,000

150,000        -----     150,000     Gannett Co., Inc.           10,087,500     -----          10,087,500

67,300         -----     67,300      Interpublic Group Cos.,     3,179,925      -----          3,179,925
                                     Inc.

                                         Total                   19,654,925     6,387,500      26,042,425
                                     TECHNOLOGY--15.9%

-----          40,000    40,000      (a)AMP, Inc.                -----          1,655,000      1,655,000

150,000        -----     150,000     (a)BMC Software, Inc.       8,212,500      -----          8,212,500

500,000        -----     500,000     (a)Ceridian Corp.           21,500,000     -----          21,500,000

-----          60,000    60,000      (a)Cisco Systems            -----          2,782,500      2,782,500

425,000        -----     425,000     (a)Data General Corp.       6,215,625      -----          6,215,625

200,000        -----     200,000     (a)Digital Equipment Corp.  11,025,000     -----          11,025,000

100,000        -----     100,000     General Dynamics Corp.      5,850,000      -----          5,850,000

275,000        -----     275,000     General Motors Corp.,       15,675,000     -----          15,675,000
                                     Class E

109,800        40,000    149,800     Hewlett-Packard Co.         10,321,200     3,760,000      14,081,200

172,200        60,000    232,200     Intel Corp.                 $9,793,875     $3,412,500     $13,206,375

110,300        -----     110,300     International Business      12,257,088     -----          12,257,088
                                     Machines Corp.

82,478         -----     82,478      (a)Litton Industries, Inc.  3,793,988      -----          3,793,988

205,500        -----     205,500     Lockheed Martin Corp.       15,592,313     -----          15,592,313

143,500        30,000    173,500     (a)Microsoft Corp.          14,798,438     3,183,750      17,982,188

-----          55,000    55,000      (a)Oracle Systems           -----          2,585,000      2,585,000

-----          50,000    50,000      Pitney Bowes                -----          2,450,000      2,450,000

121,000        -----     121,000     Raytheon Co.                6,201,250      -----          6,201,250

185,500        -----     185,500     Rockwell International      10,921,313     -----          10,921,313
                                     Corp.

182,100        -----     182,100     (a)Solectron Corp.          8,012,400      -----          8,012,400
                                         Total                   160,169,990    19,828,750     179,998,740

                                     TRANSPORTATION--2.8%

-----          200,000   200,000     Canadian Pacific Ltd.       -----          4,000,000      4,000,000

254,100        -----     254,100     Consolidated Rail Corp.     18,199,912     -----          18,199,912

100,000        -----     100,000     Kansas City Southern        4,650,000      -----          4,650,000
                                     Industries, Inc.

-----          35,000    35,000      Norfolk Southern Corp.      -----          2,975,000      2,975,000

-----          30,000    30,000      Union Pacific               -----          2,058,750      2,058,750

                                         Total                    22,849,912     9,033,750      31,883,662

                                     UTILITIES--5.5%

-----          100,000   100,000     (a)360 Degree               -----          2,387,500      2,387,500
                                     Communications

196,900        75,000    271,900     AT&T Corp.                  12,060,125     4,593,750      16,653,875

-----          135,000   135,000     (a)AirTouch Communications  -----          4,201,875      4,201,875

-----          100,000   100,000     BCE, Inc.                   -----          3,537,500      3,537,500

-----          100,000   100,000     Bell South Corp.            -----          3,700,000      3,700,000

200,000        -----     200,000     Columbia Gas System, Inc.   9,175,000      -----          9,175,000

425,000        -----     425,000     Enron Corp.                 15,671,875     -----          15,671,875

213,200        -----     213,200     MCI Communications Corp.    6,449,300      -----           6,449,300

                                         Total                   43,356,300     18,420,625     61,776,925

                                     TOTAL COMMON STOCKS
                                     (IDENTIFIED COST            712,990,979    294,063,513    1,007,054,492
                                     $754,928,484)
PREFERRED STOCKS--0.9%

                                     CONSUMER NON-DURABLES--
                                     0.3%

516,700        -----     516,700     RJR Nabisco Holdings
                                     Corp., Conv. Pfd., Series   3,164,788      -----          3,164,788
                                     C, $.60

                                     FINANCE--0.6%

133,200        -----     133,200     Merrill Lynch & Co., Inc.,
                                     STRYPES, Series MGIC,       7,092,900      -----          7,092,900
                                     $3.12

                                     TOTAL PREFERRED STOCKS
                                     (IDENTIFIED COST            10,257,688     -----          10,257,688
                                     $9,844,100)

PRINCIPAL      PRINCIPAL PRINCIPAL
AMOUNT         AMOUNT    AMOUNT                                  VALUE          VALUE          VALUE

SHORT-TERM INVESTMENTS--1.0%

                                     COMMERCIAL PAPER--0.8%

$-----         $4,488,32 $4,488,322  Ford Motor Credit Corp.     $-----         $4,488,323     $4,488,323
               2
-----          2,492,300 2,492,300   General Electric Credit     -----          2,492,300      2,492,300
                                     Corp.

-----          1,994,750 1,994,750   Sears Roebuck Acceptance    -----          1,994,750      1,994,750
                                     Corp.

                                         Total                   -----           8,975,373     8,975,373

                                     OTHER--0.2%

-----          2,463,299 2,463,299   CoreFund Cash Reserve       -----          2,463,299       2,463,299
                                     TOTAL SHORT-TERM            -----           11,438,672    11,438,672
                                     INVESTMENTS (AT AMORTIZED
                                     COST)

(B) REPURCHASE AGREEMENTS--7.8%

87,500,000     -----     87,500,000  BT Securities Corporation,
                                     5.43%, dated 3/29/1996,     87,500,000     -----          87,500,000
                                     due 4/1/1996 (AT AMORTIZED
                                     COST)

                                     TOTAL INVESTMENTS
                                     (IDENTIFIED COST            $810,748,667   $305,502,185   $1,116,250,852
                                     $863,711,256)(C)




(a)   Non-income producing security.

(b) The repurchase agreement is fully collateralized by U.S. government and/or agency obligations based on market prices at the date of the portfolio. The investment in the repurchase agreement is through participation in a joint account with other Federated funds.

(c) The cost of investments for federal tax purposes amounts to $863,711,256. The net unrealized appreciation of investments on a federal tax basis amounts to $252,539,596 which is comprised of $255,492,619 appreciation and $2,953,023 depreciation at March 31, 1996.

Note: The categories of investments are shown as a percentage of net assets ($1,127,318,953) at March 31, 1996.

The following acronyms are used throughout this portfolio:
ADR       --American Depositary Receipt
STRYPES   --Structured Yield Product Exchangeable for Stock


                                               FEDERATED AMERICAN LEADERS FUND, INC.
                                                      PENN SQUARE MUTUAL FUND
                                      PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES
                                                     MARCH 31, 1996 (UNAUDITED)

                         FEDERATED            PENN
                         AMERICAN             SQUARE         PRO FORMA        PRO FORMA
                         LEADERS FUND, INC.   MUTUAL FUND    ADJUSTMENT       COMBINED
ASSETS:
Investments in
  securities, at value   $ 810,748,667      $ 305,502,185         ----   $ 1,116,250,852
Cash                           132,590               ----         ----           132,590
Receivables for:
  Investments sold                 ---          6,352,987         ----         6,352,987
  Shares sold                8,272,660             49,867         ----         8,322,527
  Income                     1,385,585            573,924         ----         1,959,509
     Total assets          820,539,502        312,478,963         ----     1,133,018,465
Liabilities:
Payables for:
  Shares redeemed              701,830                                           701,830
  Options contracts at value                      355,626                        355,626
  Investments purchased      2,614,812          1,397,868         ----         4,012,680
Accrued expenses and
   other liabilities           569,100             60,276         ----           629,376
     Total liabilities       3,885,742          1,813,770         ----         5,699,512
Total Net Assets         $ 816,653,760      $ 310,665,193         ----   $ 1,127,318,953
Net Assets consist of:
Paid in capital          $ 625,635,086      $ 222,929,747         ----     $ 848,564,833
Net unrealized
   appreciation of
   investments             175,393,133         77,146,463         ----       252,539,596
Accumulated net realized
 gain (loss) on investments 14,818,186         10,958,335         ----        25,776,521
Undistributed
  (Distributions in excess
  of) net investment income    807,355           (369,352)        ----           438,003
Total Net Assets         $ 816,653,760      $ 310,665,193       $ ----   $ 1,127,318,953
Class A Shares           $ 455,866,640      $ 310,317,078       $ ----     $ 766,183,718
Class B Shares           $ 261,024,343             $ ----       $ ----     $ 261,024,343
Class C Shares            $ 44,433,642          $ 348,115       $ ----      $ 44,781,757
Class F Shares            $ 55,329,135             $ ----       $ ----      $ 55,329,135
Shares Outstanding
Class A Shares              23,046,979         24,989,427   (9,300,911)   (a) 38,735,495
Class B Shares              13,186,538               ----         ----        13,186,538
Class C Shares               2,244,614             28,100      (10,515)    (a) 2,262,199
Class F Shares               2,797,212               ----         ----         2,797,212
Total Shares Outstanding    41,275,343         25,017,527                     56,981,444



Net Asset Value, Offering Price and Redemption Proceeds Per Share:
Class A Shares:
Net Asset Value Per Share      $ 19.78             $ 12.42                        $ 19.78
Offering Price Per Share         20.93          *  $ 13.04        ****            $ 20.93
Redemption Proceeds Per Share  $ 19.78          ** $ 12.42                        $ 19.78
Class B Shares:
Net Asset Value Per Share      $ 19.79            $ N/A                           $ 19.79
Offering Price Per Share       $ 19.79         *  $ N/A                           $ 19.79
Redemption Proceeds Per Share  $ 18.70         ** $ N/A                           $ 18.70
Class C Shares:
Net Asset Value Per Share      $ 19.80             $ 12.39                        $ 19.80
Offering Price Per Share       $ 19.80          *  $ 12.39                        $ 19.80
Redemption Proceeds Per Share  $ 19.60          ** $ 12.27        ****            $ 19.60
Class F Shares:
Net Asset Value Per Share      $ 19.78            $ N/A                           $ 19.78
Offering Price Per Share       $ 19.98         ***$ N/A                           $ 19.98
Redemption Proceeds Per Share  $ 19.58         ** $ N/A                           $ 19.58
Total Investments, at
  identified cost        $ 635,355,534      $ 228,377,533                  $ 863,711,256

(a) Adjustment to reflect share balance as a result of the combination, based on the exchange ratio of 0.6278061589 . for Class A Shares and 0.6258152947 for Class C Shares.
* See "How to Purchase Shares" in the Federated American Leaders Fund, Inc.
Prospectus, as of
May 31, 1996.
** See "Contingent Deferred Sales Charge" in the Federated American Leaders
Fund, Inc. Prospectus, as of May 31, 1996.
*** See ``What Shares Cost'' in the Federated American Leaders Fund, Inc.
Prospectus, as of May 31, 1996.
**** See ``How to Buy Shares'' in the Penn Square Mutual Fund Prospectus, as of March 15, 1996.




                                               FEDERATED AMERICAN LEADERS FUND, INC.
                                                      PENN SQUARE MUTUAL FUND
                     PRO FORMA COMBINING STATEMENT OF OPERATIONS FOR THE YEAR ENDED MARCH 31, 1996 (UNAUDITED)


                                        FEDERATED           PENN
                                        AMERICAN            SQUARE
                                        LEADERS             MUTUAL              PRO FORMA           PRO FORMA
                                        FUND, INC.          FUND                ADJUSTMENTS         COMBINED

Investment Income:
Dividends                               $10,436,184         7,125,722           $  ----             $17,561,906
Interest                                2,042,570           1,123,012              ----             3,165,582
Total Investment Income                 12,478,754          8,248,734              ----             20,727,488

Expenses:
Investment advisory                     3,637,755           1,830,052           1,123               (a) 5,468,930
Administrative personnel and
     services fee                       423,163             ----                212,525             (b) 635,688
Custodian fees                          64,795              50,774              (1,026)             (c) 114,543
Transfer and dividend disbursing agent
     fees and expenses                  727,174             341,168             (163,760)           (d) 904,582
Directors'/Trustees' fees               10,077              29,638              (26,715)            (e) 13,000
Legal and auditing fees                 22,784              19,613              (19,197)            (f) 23,200
Portfolio accounting fees               134,801             ----                23,850              (g) 158,651

Distribution services fee
     - Class A Shares                   ----                321,580             ----                321,580
Distribution services fee
     - Class B Shares                   971,408                                                     971,408
Distribution services fee
     - Class C Shares                   226,754             567                 ----                227,321
Shareholder services fee
     - Class A Shares                   898,781             ----                177,203             (h) 1,075,984
Shareholder services fee
     - Class B Shares                   323,803             ----                ----                323,803
Shareholder services fee
     - Class C Shares                   75,585              189                 4,805               (h) 80,579
Shareholder services fee
     - Class F Shares                   100,110             ----                ----                100,110
Share registration costs                234,996             ----                1,086               (i) 236,082
Printing and postage                    133,137             71,214              (39,124)            (j) 165,227
Taxes                                   55,198              ----                14,802              (k) 70,000
Insurance premiums and miscellaneous    19,518              9,279               (5,948)             (l) 22,849
     Total expenses                     8,059,839           2,674,074           179,624             10,913,537
Deduct-
   Waiver of shareholder services fee
     --Class A Shares                   (243,794)           ----                ----                (243,794)
   Waiver of shareholder services fee
     --Class B Shares                   (70,191)            ----                ----                (70,191)
   Waiver of shareholder services fee
      --Class C Shares                  (4,805)             ----                ----                (4,805)
   Waiver of shareholder services fee
     --Class F Shares                   (8,009)             ----                ----                (8,009)
      Total Waivers                     (326,799)                                                   (326,799)
     Net expenses                       7,733,040           2,674,074                               10,586,738
          Net investment income         4,745,714           5,574,660                               10,140,750

Realized and Unrealized Gain (Loss) on Investments:

Net realized gain on investments        29,467,435          9,367,427           ----                38,834,862
Net change in unrealized appreciation
     of investments                     112,788,561         29,129,502          ----                141,918,063

     Net realized and unrealized gain on
     investments                        142,255,996         38,496,929          ----                180,752,925

          Change in net assets resulting
     from operations                    $147,001,710        $44,071,589                             $190,893,675





(See Notes to Pro Forma Combining Statement of Operations)

(See Notes to Pro Forma Financial Statements)
                     FEDERATED AMERICAN LEADERS FUND, INC.
                            PENN SQUARE MUTUAL FUND
              NOTES TO PRO FORMA COMBINING STATEMENT OF OPERATIONS
                 FOR THE YEAR ENDED MARCH 31, 1996 (UNAUDITED)


(a) The Federated American Leaders Fund, Inc.'s (the ``Federated Fund'') Adviser, Federated Advisers receives for its services an annual investment advisory fee equal to a maximum of (a) 0.55% of average daily net assets and
(b) 4.50% of the Federated Fund's gross income. The Federated Fund is averaging an investment advisory fee that is slighter higher than 0.65% of its average daily net assets. Penn Square Management Corporation the Penn Square Mutual Fund's Adviser receives for its services a fee equal to 0.65% on the first $250,000,000 of average daily net assets, 0.60% on the next $250,000,000 of average daily net assets, and 0.55% on average net assets exceeding $500,000,000.

(b) Federated Services Company (`FServ'') provides the Federated Fund with certain administrative personnel and services. The fee paid to FServ is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period. The administrative fee received during the period of the Administrative Services Agreement shall be at least $125,000 per portfolio and $30,000 per each additional class of shares.

(c) State Street Bank and Trust Company is custodian for the securities and cash of the Federated Fund. The custodian fee is based upon the level of the Federated Fund's average daily net assets for the period plus out-of-pocket expenses

(d) FServ serves as transfer and dividend disbursing agent for the Fund. The fee is based on the size, type, and number of accounts and transactions made by shareholders.
(e) Adjustment to reflect the elimination of the Trustees fees paid for the Penn Square Mutual Fund.

(f) Adjustment to reflect the audit and legal fee reductions due to the combining of two portfolios into a single portfolio.

(g) FServ maintains the Federated Fund's accounting records. The fee paid to FServ is based on the level of the Federated Fund's average daily net assets, plus out-of-pocket expenses.

(h) Under the terms of a Shareholder Services Agreement with Federated Shareholder Services (`FSS''), the Federated Fund will pay FSS up to 0.25% of daily average net assets of the Federated Fund's shares for the period. The fee paid to FSS is used to finance certain services for shareholders and to maintain shareholder accounts. FSS may voluntarily choose to waive any portion of its fee. FSS can modify or terminate this voluntary waiver at any time at its sole discretion. Penn Square Management receives for its services a fee up to 0.50% of the average daily net assets of the Class A Shares and a fee up to 0.25% of the average daily net assets of Class C Shares. Penn Square Management may voluntarily choose to waive any portion of its fee. Penn Square Management can modify or terminate this voluntary waiver at any time at its sole discretion.

(i) Adjustment to reflect the increase the cost due to the increase in net assets and share registration.

(j) Printing and postage expenses are adjusted to reflect estimated savings to be realized by combining two portfolios into a single portfolio.

(k) Adjustment to taxes to reflect increases in additional income associated with combination of portfolios' assets.

(l) Adjustment to reflect the decrease in insurance fees due to the reduction in the coverage requirement for a single portfolio.



FEDERATED AMERICAN LEADERS FUND, INC.
PENN SQUARE MUTUAL FUND
PRO FORMA COMBINING PORTFOLIO OF INVESTMENTS
SEPTEMBER 30, 1996 (UNAUDITED)

FEDERATED                                                      FEDERATED
AMERICAN     PENN                                              AMERICAN
LEADERS      SQUARE                                            LEADERS FUND,
FUND, INC.   MUTUAL     PRO FORMA                              INC.           PENN SQUARE    PRO FORMA
             FUND       COMBINED                                              MUTUAL FUND    COMBINED


SHARES       SHARES     SHARES                                 VALUE          VALUE          VALUE

COMMON STOCKS--94.7%

                                   AUTOMOTIVE--0.3%

-----        50,000     50,000     Johnson Controls, Inc.      $-----         $3,750,000     $3,750,00
                                                                                             0

                                   BASIC INDUSTRY--3.2%

200,000      -----      200,000    Betz Laboratories, Inc.     10,500,000     -----          10,500,00
                                                                                             0
185,000      -----      185,000    Consolidated Papers, Inc.   9,620,000      -----          9,620,000

300,000      -----      300,000    Monsanto Co.                10,950,000     -----          10,950,00
                                                                                             0
275,000      -----      275,000    Morton International, Inc.  10,931,250     -----          10,931,25
                                                                                             0
34,000       -----      34,000     Sigma-Aldrich Corp.         1,938,000      -----          1,938,000
                                       Total                   43,939,250     -----          43,939,25
                                                                                             0

                                   BUILDING MATERIALS-
                                   ENGINEERING--0.3%

-----        70,000     70,000     Fluor Corp.                 -----          4,305,000      4,305,000

                                   CHEMICALS--0.8%

-----        75,000     75,000     (a) ARCO Chemical Co.       -----          3,750,000      3,750,000

-----        60,000     60,000     Dow Chemical Co.            -----          4,815,000      4,815,000

-----        60,000     60,000     Morton International, Inc.  -----          2,385,000      2,385,000

                                       Total                   -----          10,950,000     10,950,00
                                                                                             0

                                   CONSUMER DURABLES--2.4%

200,000      140,000    340,000    Chrysler Corp.              5,725,000      4,007,500      9,732,500

45,300       -----      45,300     Mattel, Inc.                1,172,138      -----          1,172,138

865,000      -----      865,000    Rubbermaid, Inc.            21,192,500     -----          21,192,50
                                                                                             0
30,500       -----      30,500     Stanley Works               857,813        -----          857,813

                                       Total                   28,947,451     4,007,500      32,954,95
                                                                                             1

                                   CONSUMER GOODS--1.4%

-----        50,000     50,000     Colgate-Palmolive Co.       -----          4,343,750      4,343,750

-----        85,000     85,000     Corning, Inc.               -----          3,315,000      3,315,000

-----        80,000     80,000     Home Depot                  -----          4,550,000      4,550,000

-----        50,000     50,000     (a) JC Penney               -----          2,706,250      2,706,250
-----        60,000     60,000     May Department Stores       -----          2,917,500      2,917,500

-----        40,000     40,000     (a) Tupperware Corp.        -----          1,960,000      1,960,000

                                       Total                   -----          19,792,500     19,792,50
                                                                                             0

                                   CONSUMER NON-DURABLES--
                                   11.2%

246,400      110,000    356,400    (a) Avon Products, Inc.     12,227,600     5,458,750      17,686,35
                                                                                             0
272,100      -----      272,100    CPC International, Inc.     20,373,487     -----          20,373,48
                                                                                             7
480,000      -----      480,000    Heinz (H.J.) Co.            16,200,000     -----          16,200,00
                                                                                             0
625,000      -----      625,000    IBP, Inc.                   14,531,250     -----          14,531,25
                                                                                             0
248,500      90,000     338,500    Kimberly-Clark Corp.        21,899,062     7,931,250      29,830,31
                                                                                             2
197,000      -----      197,000    Philip Morris Cos., Inc.    17,680,750     -----          17,680,75
                                                                                             0
225,000      -----      225,000    Tambrands, Inc.             9,478,125      -----          9,478,125

169,300      -----      169,300    Unilever N.V., ADR          26,685,913     -----          26,685,91
                                                                                             3

                                       Total                   139,076,187    13,390,000     152,466,1
                                                                                             87

                                   DIVERSIFIED--0.6%

-----        100,000    100,000    National Service            -----          3,500,000      3,500,000
                                   Industries

-----        90,000     90,000     Tenneco, Inc.               -----          4,511,250      4,511,250
                                       Total                   -----          8,011,250      8,011,250

                                   ELECTRONICS--0.4%

-----        100,000    100,000    Philips Electric N.V.       $-----         $3,587,500     $3,587,50
                                                                                             0
-----        120,000    120,000    Westinghouse Electric       -----          2,235,000      2,235,000

                                       Total                   -----          5,822,500      5,822,500

                                   ENERGY MINERALS--10.2%

166,100      50,000     216,100    (a) Chevron Corp.           10,402,012     3,131,250      13,533,26
                                                                                             2
120,000      80,000     200,000    Exxon Corp.                 9,990,000      6,660,000      16,650,00
                                                                                             0
-----        80,000     80,000     (a) Louisiana Land &        -----          4,210,000      4,210,000
                                   Exploration Co.

240,000      50,000     290,000    Mobil Corp.                 27,780,000     5,787,500      33,567,50
                                                                                             0
-----        100,000    100,000    National Fuel Gas           -----          3,675,000      3,675,000

-----        150,000    150,000    Occidental Petrolium        -----          3,506,250      3,506,250

89,000       -----      89,000     Royal Dutch Petroleum Co.,  13,895,125     -----          13,895,12
                                   ADR                                                       5

110,000      70,000     180,000    Texaco, Inc.                10,120,000     6,440,000      16,560,00
                                                                                             0
558,700      -----      558,700    USX Corp.                   12,081,888     -----          12,081,88
                                                                                             8
377,000      -----      377,000    Union Pacific Resources     10,556,000     -----          10,556,00
                                   Group, Inc.                                               0

284,500      -----      284,500    Unocal Corp.                10,242,000     -----          10,242,00
                                                                                             0
                                       Total                   105,067,025    33,410,000     138,477,0
                                                                                             25

                                   ENTERTAINMENT--0.5%

-----        50,000     50,000     Polygram N.V.               -----          2,787,500      2,787,500

-----        100,000    100,000    (a)Viacom, Inc., Class B    -----          3,550,000      3,550,000

                                       Total                   -----          6,337,500      6,337,500

                                   ENVIRONMENTAL SERVICES--
                                   0.2%

-----        100,000    100,000    WMX Technologies, Inc.      -----          3,287,500      3,287,500

                                   FINANCE--12.1%

290,500      -----      290,500    Aflac, Inc.                 10,312,750     -----          10,312,75
                                                                                             0
211,500      -----      211,500    Allstate Corp.              10,416,375     -----          10,416,37
                                                                                             5
-----        60,000     60,000     Bank America Corp., Inc.    -----          4,927,500      4,927,500

-----        160,000    160,000    (a) Bank of New York        -----          4,700,000      4,700,000

126,200      80,000     206,200    Chase Manhattan Corp.       10,111,775     6,410,000      16,521,77
                                                                                             5
112,500      -----      112,500    CIGNA Corp.                 13,485,937     -----          13,485,93
                                                                                             7
120,000      -----      120,000    Citicorp                    10,875,000     -----          10,875,00
                                                                                             0
200,000      -----      200,000    Dean Witter, Discover &     11,000,000     -----          11,000,00
                                   Co.                                                       0

106,700      -----      106,700    Federal Home Loan Mortgage  10,443,262     -----          10,443,26
                                   Corp.                                                     2

593,200      85,000     678,200    Federal National Mortgage   20,687,850     2,964,375      23,652,22
                                   Association                                               5

-----        150,000    150,000    Great Western Financial     -----          3,975,000      3,975,000
                                   Corp.

211,000      -----      211,000    Marsh & McLennan Cos.,      20,493,375     -----          20,493,37
                                   Inc.                                                      5

-----        90,000     90,000     Mellon Bank                 -----          5,332,500      5,332,500

248,500      -----      248,500    National City Corp.         10,468,063     -----          10,468,06
                                                                                             3
166,800      -----      166,800    Travelers Group, Inc.       8,194,050      -----          8,194,050

                                       Total                   136,488,437    28,309,375     164,797,8
                                                                                             12

                                   FOOD & BEVERAGE--0.5%

-----        75,000     75,000     ConAgra, Inc.               -----          3,693,750      3,693,750

-----        100,000    100,000    Pepsico, Inc.               -----          2,825,000      2,825,000

                                       Total                   -----          6,518,750      6,518,750

                                   HEALTH CARE--13.0%

354,000      -----      354,000    Abbott Laboratories         17,434,500     -----          17,434,50
                                                                                             0
-----        70,000     70,000     (a) Aetna Life & Casualty   -----          4,926,250      4,926,250
                                   Company

225,000      100,000    325,000    American Home Products      14,343,750     6,375,000      20,718,75
                                   Corp.                                                     0

270,000      -----      270,000    Bausch & Lomb, Inc.         9,922,500      -----          9,922,500

320,000      -----      320,000    Becton, Dickinson & Co.     14,160,000     -----          14,160,00
                                                                                             0
620,000      -----      620,000    (a) Biomet, Inc.            10,152,500     -----          10,152,50
                                                                                             0
186,500      75,000     261,500    Bristol-Myers Squibb Co.    17,973,937     7,228,125      25,202,06
                                                                                             2
274,000      85,000     359,000    Columbia/HCA Healthcare     15,583,750     4,834,375      20,418,12
                                   Corp.                                                     5

720,400      -----      720,400    (a) Healthsource, Inc.      10,625,900     -----          10,625,90
                                                                                             0
-----        100,000    100,000    (a) Johnson & Johnson       -----          5,125,000      5,125,000

149,000      65,000     214,000    Merck & Co., Inc.           10,485,875     4,574,375      15,060,25
                                                                                             0
-----        70,000     70,000     Pharmacia & Upjohn          -----          2,887,500      2,887,500

-----        50,000     50,000     (a) Schering-Plough Corp.   -----          3,075,000      3,075,000

275,000      120,000    395,000    (a) United Healthcare       $11,446,875    $4,995,000     $16,441,8
                                   Corp.                                                     75

                                       Total                   132,129,587    44,020,625     176,150,2
                                                                                             12

                                   INSURANCE--0.8%

-----        65,000     65,000     Conseco, Inc.               -----          3,201,250      3,201,250

-----        100,000    100,000    Liberty Corp.               -----          3,512,500      3,512,500

-----        90,000     90,000     Travelers, Inc. (The)       -----          4,421,250      4,421,250

                                       Total                   -----          11,135,000     11,135,00
                                                                                             0

                                   METALS--0.8%

-----        70,000     70,000     (a) Aluminum Co. of         -----          4,130,000      4,130,000
                                   America
-----        150,000    150,000    Allegheny Teledyne, Inc.    -----          3,393,750      3,393,750

-----        100,000    100,000    Freeport-McMoRan Copper &   -----          2,950,000      2,950,000
                                   Gold, Inc.

                                       Total                   -----          10,473,750     10,473,75
                                                                                             0

                                   PAPER & FOREST PRODUCTS--
                                   0.8%

-----        40,000     40,000     (a) Georgia-Pacific         -----          3,165,000      3,165,000

-----        125,000    125,000    Longview Fibre              -----          1,968,750      1,968,750

-----        80,000     80,000     Louisiana-Pacific Corp.     -----          1,820,000      1,820,000

-----        75,000     75,000     Weyerhaeus Co.              -----          3,459,375      3,459,375

                                       Total                   -----          10,413,125     10,413,12
                                                                                             5

                                   PRINTING & PUBLISHING--
                                   0.2%

-----        100,000    100,000    John H. Harland Co.         -----          3,000,000      3,000,000

                                   PRODUCER MANUFACTURING--
                                   4.8%

12,200       -----      12,200     Dover Corp.                 582,550        -----          582,550

142,500      110,000    252,500    General Electric Co.        12,967,500     10,010,000     22,977,50
                                                                                             0
223,800      -----      223,800    Ingersoll-Rand Co.          10,630,500     -----          10,630,50
                                                                                             0
120,000      -----      120,000    Loews Corp.                 9,285,000      -----          9,285,000

250,000      -----      250,000    Textron, Inc.               21,250,000     -----          21,250,00
                                                                                             0

                                       Total                   54,715,550     10,010,000     64,725,55
                                                                                             0

                                   RETAIL TRADE--4.1%

312,000      -----      312,000    Dayton-Hudson Corp.         10,296,000     -----          10,296,00
                                                                                             0
453,000      -----      453,000    Dillard Department Stores,  14,609,250     -----          14,609,25
                                   Inc., Class A                                             0

250,000      -----      250,000    Sears, Roebuck & Co.        11,187,500     -----          11,187,50
                                                                                             0
765,000      -----      765,000    Wal-Mart Stores, Inc.       20,176,875     -----          20,176,87
                                                                                             5

                                       Total                   56,269,625     -----          56,269,62
                                                                                             5

                                   SERVICES--3.1%

800,000      -----      800,000    Browning-Ferris             20,000,000     -----          20,000,00
                                   Industries, Inc.                                          0

100,000      100,000    200,000    Disney (Walt) Co.           6,337,500      6,337,500      12,675,00
                                                                                             0
150,000      -----      150,000    Gannett Co., Inc.           10,556,250     -----          10,556,25
                                                                                             0

                                       Total                   36,893,750     6,337,500      43,231,25
                                                                                             0

                                   TECHNOLOGY--10.7%

92,800       -----      92,800     Automatic Data Processing,  4,048,400      -----          4,048,400
                                   Inc.

201,700      -----      201,700    Computer Associates         12,051,575     -----          12,051,57
                                   International, Inc.                                       5

296,000      -----      296,000    (a) Electronic Data         18,167,000     -----          18,167,00
                                   Systems Corp.                                             0

226,600      100,000    326,600    Hewlett-Packard Co.         11,046,750     4,875,000      15,921,75
                                                                                             0
200,200      60,000     260,200    Intel Corp.                 19,106,587     5,726,250      24,832,83
                                                                                             7
71,200       -----      71,200     International Business      8,864,400      -----          8,864,400
                                   Machines Corp.

112,600      -----      112,600    Lockheed Martin Corp.       10,148,075     -----          10,148,07
                                                                                             5
132,200      -----      132,200    Lucent Technologies, Inc.   6,064,675      -----          6,064,675

-----        30,000     30,000     Microsoft Corp. ELKS        -----          3,292,500      3,292,500

244,300      -----      244,300    (a) Oracle Corp.            10,398,019     -----          10,398,01
                                                                                             9
-----        62,500     62,500     (a) Oracle Systems          -----          2,660,156      2,660,156

-----        40,000     40,000     Pitney Bowes                -----          2,110,000      2,110,000

185,500      -----      185,500    Rockwell International      10,457,563     -----          10,457,56
                                   Corp.                                                     3

334,400      -----      334,400    (a) Solectron Corp.         16,385,600     -----          16,385,60
                                                                                             0

                                       Total                   126,738,644    18,663,906     145,402,5
                                                                                             50

                                   TEXTILES--0.3%

-----        160,000    160,000    Warnaco Group, Inc.         -----          3,800,000      3,800,000

                                   TRANSPORTATION--2.1%
-----        50,000     50,000     Burlington Northern Santa   $-----         $4,218,750     $4,218,75
                                   Fe                                                        0

-----        200,000    200,000    Canadian Pacific Ltd.       -----          4,625,000      4,625,000

-----        35,000     35,000     (a) Norfolk Southern Corp.  -----          3,198,125      3,198,125

176,600      50,000     226,600    Union Pacific Corp.         12,935,950     3,662,500      16,598,45
                                                                                             0

                                       Total                   12,935,950     15,704,375     28,640,32
                                                                                             5

                                   UTILITIES--9.7%

-----        110,000    110,000    (a) 360 Degree              -----          2,585,000      2,585,000
                                   Communications

300,000      -----      300,000    AT&T Corp.                  15,675,000     -----          15,675,00
                                                                                             0
243,700      -----      243,700    Columbia Gas System, Inc.   13,647,200     -----          13,647,20
                                                                                             0
425,000      -----      425,000    Enron Corp.                 17,318,750     -----          17,318,75
                                                                                             0
-----        240,000    240,000    Enserch Corp.               -----          5,010,000      5,010,000

233,000      -----      233,000    FPL Group, Inc.             10,077,250     -----          10,077,25
                                                                                             0
266,000      -----      266,000    GTE Corp.                   10,241,000     -----          10,241,00
                                                                                             0
737,500      -----      737,500    MCI Communications Corp.    18,898,438     -----          18,898,43
                                                                                             8
-----        185,400    185,400    Merrill Lynch STRYPES       -----          3,708,000      3,708,000

-----        90,000     90,000     (a) Nokia Corp.             -----          3,982,500      3,982,500

948,000      -----      948,000    Pacific Gas & Electric Co.  20,619,000     -----          20,619,00
                                                                                             0
464,000      -----      464,000    Southern Co.                10,498,000     -----          10,498,00
                                                                                             0

                                       Total                   116,974,638    15,285,500     132,260,1
                                                                                             38

                                       TOTAL COMMON STOCKS
                                   (IDENTIFIED COST            990,176,094    296,735,656    1,286,911
                                   $1,037,388,255)                                           ,750

PRINCIPAL    PRINCIPAL  PRINCIPAL
AMOUNT       AMOUNT     AMOUNT                                 VALUE          VALUE          VALUE

SHORT-TERM INVESTMENTS--1.5%

                                   COMMERCIAL PAPER--1.5%

$-----       $5,477,866  $5,477,866  Ford Motor Credit Corp.     $-----         $5,477,866     $5,477,86
-----        1,990,613  1,990,613  General Electric Credit     -----          1,990,613      1,990,613
                                   Corp.

-----        1,990,542  1,990,542  Prudential Funding          -----          1,990,542      1,990,542

-----        10,951,706  10,951,706  Sears Roebuck Acceptance    -----          10,951,706     10,951,70
                                     Corp.                                                     6

                                       Total                   -----          20,410,727     20,410,72
                                                                                             7

                                   OTHER--0.0%

-----        222,613    222,613    CoreFund Cash Reserves      -----          222,613        222,613

                                       TOTAL SHORT-TERM        -----          20,633,340     20,633,34
                                   INVESTMENTS (AT COST)                                     0

(B) REPURCHASE AGREEMENT--2.8%

38,210,000   -----      -----      BT Securities Corporation,
                                   5.72%, dated 9/30/1996,
                                   due 10/1/1996 (AT           38,210,000     -----          38,210,00
                                   AMORTIZED COST)                                           0

                                       TOTAL INVESTMENTS
                                   (IDENTIFIED COST            $1,028,386,094 $317,368,996   $1,345,75
                                   $1,096,532,595)(C)                                        5,090





(a)   Non-income producing security.

(b) The repurchase agreement is fully collateralized by U.S. government and/or agency obligations based on market prices at the date of the portfolio. The investment in the repurchase agreement is through participation in a joint accounts with other Federated funds.

(c) The cost of investments for federal tax purposes amounts to $1,096,532,595. The net unrealized appreciation of investments on a federal tax basis amounts to $249,222,495 which is comprised of $260,279,712 appreciation and $11,057,217 depreciation at September 30, 1996.

Note: The categories of investments are shown as a percentage of net assets ($1,358,534,078) at September 30, 1996.

The following acronyms are used throughout this portfolio:

ADR       --American Depository Receipt
STRYPES   --Structured Yield Product Exchangeable for Stock

(See Notes which are an integral part of the Financial Statements)


FEDERATED AMERICAN LEADERS FUND, INC.
PENN SQUARE MUTUAL FUND
PRO FORMA COMBINING STATEMENT OF ASSETS AND LIABILITIES
SEPTEMBER 30, 1996 (UNAUDITED)


                                 FEDERATED              PENN
                                 AMERICAN               SQUARE
                                 PRO FORMA              PRO FORMA
                                 LEADERS FUND, INC.     MUTUAL FUND
                                 ADJUSTMENT             COMBINED
ASSETS:

Investments in securities,
      at value                   $ 1,028,386,094        $ 317,368,996         -
---                              $ 1,345,755,090
Cash                             14,967                 ---                   -
---                              14,967
Receivables for:
  Investments sold               6,933,929              5,193,227             -
---                              12,127,156
  Shares sold                    4,297,853              14,476                -
---                              4,312,329
  Income                         2,439,792              577,564               -
---                              3,017,356
     Total assets                1,042,072,635          323,154,263           -
---                              1,365,226,898

Liabilities:

Payables for:
  Shares redeemed                 480,725               ----                                    480,725

  Options contracts at value      552,500                                                       552,500

  Investments purchased           4,652,792             486,850               -
---                               5,139,642

Accrued expenses and other
     liabilities                  387,552               132,401               -
---                               519,953

     Total liabilities            5,521,069             1,171,751             -
---                               6,692,820

TOTAL NET ASSETS                  1,036,551,566         $ 321,982,512         -
---                               $ 1,358,534,078

NET ASSETS CONSIST OF:

Paid in capital                   $ 810,558,567         $ 220,324,473         -
---                               $ 1,030,883,040

Net unrealized appreciation of
   investments                    181,458,331           67,764,164            -
---                               249,222,495

Accumulated net realized gain (loss)
   on investments                 43,211,183            34,208,625            -
---                               77,419,808

Undistributed (Distributions in excess
   of) net investment income      1,323,485             (314,750)             -
---                               1,008,735
Total Net Assets                  $ 1,036,551,566       $ 321,982,512         $
                                  $ 1,358,534,078
Class A Shares                    $ 510,464,473         $ 320,908,864         $                 $ 831,373,337
Class B Shares                    $ 396,077,509         $   ----              $
----                              $ 396,077,509
Class C Shares                    $ 57,924,578          $ 1,073,648           $                 $ 58,998,226
Class F Shares                    $ 72,085,006          $   ----              $
----                              $ 72,085,006
Shares Outstanding
Class A Shares                    24,921,010            24,730,455
                                  (9,063,600)           (a) 40,587,865
Class B Shares                    19,340,768            ----                  -
---                               19,340,768
Class C Shares                    2,827,793             82,907
                                  (30,493)              (a 2,880,207
Class F Shares                    3,519,988             ----                  -
---                               3,519,988

Total Shares Outstanding          50,609,559            24,813,362
                                  (9,094,093)           66,328,828

Net Asset Value, Offering Price and Redemption Proceeds Per Share:
Class A Shares:
Net Asset Value Per Share         $ 20.48               $ 12.98                                 $ 20.48
Offering Price Per Share          $ 21.67               *  $ 13.63
                                  ****                  $ 21.67
Redemption Proceeds Per Share     $ 20.48               ** $ 12.98                              $ 20.48
Class B Shares:
Net Asset Value Per Share         $ 20.48               $ N/A                                   $ 20.48
Offering Price Per Share          $ 20.48               * $ N/A                                 $ 20.48
Redemption Proceeds Per Share     $ 19.35               **  $ N/A                               $ 19.35
Class C Shares:
Net Asset Value Per Share         $ 20.48               $ 12.95                                 $ 20.48
Offering Price Per Share          $ 20.48               *    $ 12.95                            $ 20.48
Redemption Proceeds Per Share     $ 20.28               **  $12.82
                                  ****                  $ 20.28
Class F Shares:
Net Asset Value Per Share         $ 20.48               $ N/A                                   $ 20.48
Offering Price Per Share          $ 20.69               ***$ N/A                                $ 20.69
Redemption Proceeds Per Share     $ 20.28               ** $ N/A                                $ 20.28
Total Investments, at identified
     cost                         $846,927,763          $ 249,604,832         $1,096,532,595


(a) Adjustment to reflect
share balance as a result of
the combination, based on the
exchange ratio of
0.6335045291 for Class A
Shares and 0.6322014034 for
Class C Shares.


* See "How to Purchase
Shares" in the Federated
American Leaders Fund, Inc.
Prospectus, as of May 31,
1996.

* See "Contingent Deferred
Sales Charge" in the
Federated American Leaders
Fund, Inc. Prospectus, as of
May 31, 1996.
*** See ``What Shares Cost''
in the Federated American
Leaders Fund, Inc.
Prospectus, as of May 31,
1996.

**** See ``How to Buy
Shares''in the Penn Square
Mutual Fund Prospectus, as of
March 15, 1996.




                                               Federated American Leaders Fund, Inc.

                                                      Penn Square Mutual Fund

                                            Pro Forma Combining Statement of Operations

                                      For the Six Months Ended September 30, 1996 (unaudited)

                                        Federated           Penn
                                        American            Square
                                        Leaders             Mutual              Pro Forma           Pro Forma
                                        Fund, Inc.          Fund                Adjustments         Combined

Investment Income:
Dividends                               $8,184,750          $3,486,714          $----               $11,671,464
Interest                                1,584,439           550,946             ----                2,135,385
Total Investment Income                 9,769,189           4,037,660           ----                13,806,849

Expenses:

Investment advisory                     2,886,909           1,007,745           (40,018)     (a)    3,854,636
Administrative personnel and
     services fee                       349,048             ----                117,209      (b)    466,257
Custodian fees                          56,173              6,374               3,706        (c)    66,253
Transfer and dividend disbursing agent
     fees and expenses                  591,567             177,551             (142,551)    (d)    626,567
Directors'/Trustees' fees               6,793               11,731              (11,524)     (e)    7,000
Legal and auditing fees                 12,410              12,252              (12,162)     (f)    12,500
Portfolio accounting fees               87,856              ----                495          (g)    88,351
Distribution services fee -
     Class A Shares                     ----                136,869                                 136,869
Distribution services fee -
     Class B Shares                     1,235,559           ----                ----                1,235,559
Distribution services fee -
     Class C Shares                     191,597             349                 ----                191,946
Shareholder services fee -
     Class A Shares                     598,845             ----                192,290      (h)    791,135
Shareholder services fee -
     Class B Shares                     411,853             ----                ----                411,853
Shareholder services fee -
     Class C Shares                     63,866              116                 ----                63,982
Shareholder services fee -
     Class F Shares                     79,697              ----                ----                79,697
Share registration costs                105,542             ----                500          (i)    106,042
Printing and postage                    79,398              40,531              (24,947)     (j)    94,982
Taxes                                   22,016              ----                3,000        (k)    25,016
Insurance premiums and miscellaneous    3,034               11,632              (2,904)      (l)    11,762
     Total expenses                     6,782,163           1,405,150           83,094              8,270,407
Deduct-
   Waiver of shareholder services fee--Class A
   Shares                               (87,657)            ----                ----                (87,657)
   Waiver of shareholder services fee--Class F
   Shares                               (5,231)             ----                ----                (5,231)
      Total Waivers                     (92,888)            ----                ----                (92,888)
     Net expenses                       6,689,275           1,405,150           83,094              8,177,519
          Net investment income         3,079,914           2,632,510           (83,094)            5,629,330

Realized and Unrealized Gain (Loss) on Investments:
Net realized gain on investments        43,236,764          23,250,290          ----                66,487,054
Net change in unrealized appreciation of
     investments                        6,065,198           9,382,299           ----                15,447,497
     Net realized and unrealized gain on
     investments                        49,301,962          32,632,589          ----                81,934,551
          Change in net assets resulting
              from operations           $52,381,876         $35,265,099         $(83,094)           $87,563,881

(See Notes to Pro Forma Combining Statement of Operations)

(See Notes to Pro Forma Financial Statements)


                     Federated American Leaders Fund, Inc.
                            Penn Square Mutual Fund
              Notes to Pro Forma Combining Statement of Operations
            For the Six Months Ended September 30, 1996 (unaudited)


(a) The Federated American Leaders Fund, Inc.'s (the ``Federated Fund'') Adviser, Federated Advisers receives for its services an annual investment advisory fee equal to a maximum of (a) 0.55% of average daily net assets and
(b) 4.50% of the Federated Fund's gross income. The Federated Fund is averaging an investment advisory fee that is slighter higher than 0.65% of its average daily net assets. Penn Square Management Corporation the Penn Square Mutual Fund's Adviser receives for its services a fee equal to 0.65% on the first $250,000,000 of average daily net assets, 0.60% on the next $250,000,000 of average daily net assets, and 0.55% on average net assets exceeding $500,000,000.

(b) Federated Services Company (`FServ'') provides the Federated Fund with certain administrative personnel and services. The fee paid to FServ is based on the level of average aggregate daily net assets of all funds advised by subsidiaries of Federated Investors for the period. The administrative fee received during the period of the Administrative Services Agreement shall be at least $125,000 per portfolio and $30,000 per each additional class of shares.

(c) State Street Bank and Trust Company is custodian for the securities and cash of the Federated Fund. The custodian fee is based upon the level of the Federated Fund's average daily net assets for the period plus out-of-pocket expenses

(d) FServ serves as transfer and dividend disbursing agent for the Fund. The fee is based on the size, type, and number of accounts and transactions made by shareholders.
(e) Adjustment to reflect the elimination of the Trustees fees paid for the Penn Square Mutual Fund.

(f) Adjustment to reflect the audit and legal fee reductions due to the combining of two portfolios into a single portfolio.

(g) FServ maintains the Federated Fund's accounting records. The fee paid to FServ is based on the level of the Federated Fund's average daily net assets, plus out-of-pocket expenses.

(h) Under the terms of a Shareholder Services Agreement with Federated Shareholder Services (`FSS''), the Federated Fund will pay FSS up to 0.25% of daily average net assets of the Federated Fund's shares for the period. The fee paid to FSS is used to finance certain services for shareholders and to maintain shareholder accounts. FSS may voluntarily choose to waive any portion of its fee. FSS can modify or terminate this voluntary waiver at any time at its sole discretion. Penn Square Management receives for its services a fee up to 0.50% of the average daily net assets of the Class A Shares and a fee up to 0.25% of the average daily net assets of Class C Shares. Penn Square Management may voluntarily choose to waive any portion of its fee. Penn Square Management can modify or terminate this voluntary waiver at any time at its sole discretion.

(i) Adjustment to reflect the increase the cost due to the increase in net assets and share registration.

(j) Printing and postage expenses are adjusted to reflect estimated savings to be realized by combining two portfolios into a single portfolio.

(k) Adjustment to taxes to reflect increases in additional income associated with combination of portfolios' assets.

(l) Adjustment to reflect the decrease in insurance fees due to the reduction in the coverage requirement for a single portfolio.



                   FEDERATED AMERICAN LEADERS FUND, INC.
                          PENN SQUARE MUTUAL FUND
                  NOTES TO PRO FORMA FINANCIAL STATEMENTS
     FOR THE TWELVE MONTH PERIOD ENDED MARCH 31, 1996  (UNAUDITED) AND
          THE SIX MONTH PERIOD ENDED SPETEMBER 30,1996 (UNAUDITED)

1.   BASIS OF COMBINATION

     The accompanying unaudited Pro Forma Combining Portfolio of Investments and Statement of Assets and Liabilities reflect the accounts of Federated American Leaders Fund, Inc. and Penn Square Mutual Fund, collectively (the `Funds'') as of March 31, 1996 and September 30, 1996. These statements have been derived from the books and records utilized in calculating daily net asset values at March 31, 1996 and September 30, 1996. The accompanying unaudited Pro Forma Combining Statement of Operations reflects the accounts of Federated American Leaders Fund, Inc. and Penn Square Mutual Fund, for the period ended March 31, 1996 and September 30, 1996.


     The Pro Forma Financial Statements should be read in conjunction with the historical financial statements of the Funds which are incorporated by reference in the Statement of Additional Information. The Funds follow generally accepted accounting principles applicable to management investment companies which are disclosed in the historical financial statements of each fund.

     The Pro Forma Financial Statements give effect to the proposed transfer of assets of Penn Square Mutual Fund's Class A Shares and Class C Shares in exchange for Class A Shares and Class C Shares, respectively of Federated American Leaders Fund, Inc. Under generally accepted accounting principles, Federated American Leaders Fund, Inc., will be the surviving entity for accounting purposes with its historical cost of investments and results of operations being carried forward.

     The Pro Forma Financial Statements have been adjusted to reflect the anticipated advisory and administrative fee arrangements for the surviving entity. Certain other operating costs have also been adjusted to reflect anticipated expenses of the combined entity. Other costs which may change as a result of the reorganization are currently undeterminable.

     For the period ended March 31, 1996, Federated American Leaders Fund, Inc. and Penn Square Mutual Fund paid investment advisory fees computed as follows:


Fund                                          Percent of Each Fund's Average Net Assets

Federated American Leaders Fund, Inc.         maximum of 0.55% and 4.50% of gross income
Penn Square Mutual Fund                       0.65% on the first $250 million
                                              0.60% on the next $250 million
                                              0.55% in excess of $500 million



2.   SHARES OF BENEFICIAL INTEREST

     The Pro Forma net asset value per share assumes the issuance of 15,803,562 Class A Shares and 84,930 Class C shares of Federated American Leaders Fund, Inc. in exchange for 27,102,784 Class A Shares and 145,694 Class C shares, respectively, of Penn Square Mutual Fund in conjunction with the proposed reorganization.


SHERATON BERKSHIRE MOTOR INN
1741 PAPER MILL ROAD
WYOMISSING, PA  19610

PENN SQUARE MUTUAL FUND
SPECIAL MEETING OF SHAREHOLDERS
May 29, 1997
PENN SQUARE MUTUAL FUND

The undersigned shareholder(s) of PENN SQUARE MUTUAL FUND hereby appoint(s) James E. Jordan, Sandra Houck, and Dennis Westley or any of them true and lawful proxies, with power of substitution of each, to vote all shares of the Penn Square Mutual Fund which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on May 29, 1997, at Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, at 9:00 a.m. (general meeting) and at 11:00 a.m. (Fund meeting)(local time) and at any adjournment thereof.


Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The proxies named will vote the shares represented by this proxy in accordance with the choice made on this ballot. IF NO CHOICE IS INDICATED, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.


The Board Of Trustees unanimously recommends a vote FOR the proposal below. Please sign EXACTLY as your name(s) appear(s) above. When signing as attorney, executor, administrator, guardian, trustee, custodian, etc., please give your full title as such. If a corporation or partnership, please sign the full name by an authorized officer or partner. If stock is owned jointly, all owners should sign.

PLEASE RETURN BOTTOM PORTION WITH YOUR VOTE IN THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  X

KEEP THIS PORTION FOR YOUR RECORDS.
DETACH AND RETURN THIS PORTION ONLY.

           THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PENN SQUARE MUTUAL FUND

RECORD DATE SHARES:
                    -----------------

Vote on Proposal

TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN THE PENN SQUARE MUTUAL FUND AND THE FEDERATED AMERICAN LEADERS FUND, INC.

                    FOR          AGAINST        ABSTAIN

-----------------------------------
Signature

Signature (Joint Owners)

Date:
      ---------------------------------






                        PART C - OTHER INFORMATION

Item 15.  Indemnification
        Indemnification is provided to directors and officers of the Registrant pursuant to the Registrant's Articles of Incorporation, except where such indemnification is not permitted by law. However, the Articles of Incorporation do not protect the directors or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.
        Directors and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").
        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such directors, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
        Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for directors, officers, or controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Articles of Incorporation or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party directors who are not interested persons of the Registrant or
(ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, director, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party directors or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.
Item 16.  Exhibits
1.1 Conformed Copy of Articles of Incorporation of the Registrant, as restated(1)

1.2  Conformed Copy of the Registrant's Articles Supplementary(1)

2.1  Copy of Bylaws of the Registrant, as amended(1)

3    Not Applicable

4    Agreement and Plan of Reorganization dated as of March 24, 1997, between Penn Square Mutual Fund, a Pennsylvania common law trust, and Federated American Leaders Fund, Inc., a Maryland corporation*

5    Copy of Specimen Certificate for Shares of Beneficial Interest of the
Registrant(2)

6.1  Conformed Copy of Investment Advisory Contract of the Registrant(1)

7.1  Conformed Copy of Distributor's Contract of the Registrant(3)

7.2  Conformed Copy of Exhibit D to the Distributor's Contract of the
Registrant(1)

7.3 The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269)
8    Not Applicable

9    Conformed Copy of Custodian Agreement of the Registrant(1)

10.1 Conformed Copy of Distribution Plan of the Registrant(3)

10.2 Conformed Copy of Exhibit A to the Distribution Plan of the
Registrant(1)

10.3 Conformed Copy of Exhibit B to the Distribution Plan of the
Registrant(1)

10.4 The Registrant hereby incorporates the conformed copy of the specimen Multiple Class Plan from Item 24(b)(18) of the World Investment Series, Inc. Registration Statement on Form N-1A, filed with the Commission on January 26, 1996. (File Nos. 33-52149 and 811-07141)

10.5 The responses described in Item 16 (7.3) are hereby incorporated by reference

11   Opinion of S. Elliott Cohan, Deputy General Counsel, Federated
Investors regarding legality of shares being issued*

12   Opinion of Dickstein Shapiro Morin & Oshinsky LLP regarding tax consequences of Reorganization (4)

13.1 Conformed Copy of Agreement for Fund Accounting Services, Administrative Services, Shareholder Recordkeeping Services and Custody Services Procurement(5)
13.2 The responses described in Item 16 (7.3) and Item 16 (10.4) are hereby incorporated by reference
13.3 The Registrant hereby incorporates the conformed copy of the Shareholder Services Subcontract between National Pensions Alliance, Ltd. and Federated Shareholder Services from Item 24(b)(9)(ii) of the Federated GNMA Trust Registration Statement on Form N-1A, filed with the Commission on March 25, 1996. (File Nos. 2-75670 and 811-3375)
13.4 The Registrant hereby incorporates the conformed copy of the Shareholder Services Subcontract between Fidelity and Federated Shareholder Services from Item 24(b)(9)(iii) of the Federated GNMA Trust Registration on Form N-1A, filed with the Commission on March 25, 1996. (File Nos. 2-75670 and 811-3375)
14.1 Conformed Copy of Consent of Independent Public Accountants of Federated American Leaders Fund, Inc., Arthur Andersen LLP*

14.2 Conformed Copy of Consent of Independent Auditors of Penn Square Mutual Fund, Ernst & Young LLP*

15   Not Applicable

16   Conformed Copy of Power of Attorney*

17.1 Declaration under Rule 24f-2*

17.2 Form of Proxy of Penn Square Mutual Fund*


*    Filed electronically.

(1) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 60 on Form N-1A filed on May 25, 1995. (File Nos. 2-29786 and 811-1704)

(2) Response is incorporated by reference to Registrant's Initial Registration Statement on Form S-5 filed August 5, 1968. (File Nos. 2-29786 and 811-1704)

(3) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 59 on Form N-1A filed May 26, 1994. (File Nos. 2-29786 and 811-1704)

(4)  To be filed by Post-effective Amendment pursuant to `Dear
Registrant''letter dated February 15, 1996.

(5) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 61 on Form N-1A filed May 29, 1996. (File Nos. 2-29786 and 811-1704)



Item 17.  Undertakings
        (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
        (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.
                                SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Federated American Leaders Fund, Inc., has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on March 24, 1997.

                           FEDERATED AMERICAN LEADERS FUND, INC.

                           (Registrant)

                           By:               *
                                John F. Donahue
                                President


                                SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on
March 24, 1997:

               *               President and Director
                               John F. Donahue
                               (Chief Executive Officer)


               *               Executive Vice President and Director
                               J. Christopher Donahue


               *               Treasurer, Executive Vice President and
                               Secretary
                               John W. McGonigle
                               (Principal Financial and
                               Accounting Officer)



               *               Director
                               Thomas G. Bigley


              *                Director
                               John T. Conroy, Jr.


              *                Director
                               William J. Copeland


               *               Director
                               James E. Dowd


               *               Director
                               Lawrence D. Ellis, M.D.


               *               Director
                               Edward L. Flaherty, Jr.


               *               Director
                               Peter E. Madden

               *               Director
                               Gregor F. Meyer


               *               Director
                               John E. Murray, Jr., J.D., S.J.D.


             *                 Director
                               Wesley W. Posvar


             *                 Director
                               Marjorie P. Smuts

1* By: /s/ S. Elliott Cohan
      Attorney in Fact